   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 1998
                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933
                                --------------
                      HEALTHCARE FINANCIAL PARTNERS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
          DELAWARE                                             52-1844418
(STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

                       2 WISCONSIN CIRCLE, FOURTH FLOOR
                          CHEVY CHASE, MARYLAND 20815
                                (301) 961-1640
                  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
        NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL OFFICE)
                                JOHN K. DELANEY
                               CHAIRMAN AND CEO
                      HEALTHCARE FINANCIAL PARTNERS, INC.
                       2 WISCONSIN CIRCLE, FOURTH FLOOR
                          CHEVY CHASE, MARYLAND 20815
                                (301) 961-1640
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
              NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                --------------
                         COPIES OF COMMUNICATIONS TO:
       G. WILLIAM SPEER, ESQ.                     TODD H. BAKER, ESQ.
 POWELL, GOLDSTEIN, FRAZER & MURPHY LLP      GIBSON, DUNN & CRUTCHER LLP
          SIXTEENTH FLOOR                       ONE MONTGOMERY STREET
     191 PEACHTREE STREET, N.E.                      SUITE 3100
       ATLANTA, GEORGIA 30303                 SAN FRANCISCO, CALIFORNIA
           (404) 572-6600                          (415) 393-8200

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                       PROPOSED        PROPOSED
                                        AMOUNT         MAXIMUM          MAXIMUM       AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES       TO BE       OFFERING PRICE     AGGREGATE     REGISTRATION
        TO BE REGISTERED              REGISTERED     PER SHARE(1)  OFFERING PRICE(1)    FEE(1)
-------------------------------------------------------------------------------------------------
Common Stock, $.01 par
 value.................            3,392,500 shares    $38.6875     $131,247,344      $38,717.96

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(1) Pursuant to Rule 457(c), the proposed offering price and registration fee are based upon the average of the high and low prices of the Common Stock on February 18, 1998 as reported by the Nasdaq National Market System.
                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

                 SUBJECT TO COMPLETION, DATED FEBRUARY 20, 1998

                                2,950,000 SHARES

             [LOGO OF HEALTHCARE FINANCIAL PARTNERS APPEARS HERE]

                                  COMMON STOCK

  Of the 2,950,000 shares of Common Stock, $.01 par value (the "Common Stock"), offered hereby (the "Offering"), 2,800,000 shares are being sold by HealthCare Financial Partners, Inc. (the "Company") and 150,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock is traded on the Nasdaq National Market under the symbol "HCFP." On February 18, 1998, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $38.125 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" COMMENCING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF COMMON STOCK OFFERED HEREBY.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              Price to          Underwriting         Proceeds to     Proceeds to Selling
                               Public            Discount(1)         Company(2)         Stockholders
--------------------------------------------------------------------------------------------------------
Per Share..............          $                   $                   $                   $
Total(3)...............         $                   $                   $                   $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $500,000.
(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 442,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this
    option in full, the Price to Public will total $    , the Underwriting
    Discount will total $    , the Proceeds to Company will total $     and the
    Proceeds to Selling Stockholders will total $    . See "Underwriting."

  The shares of Common Stock are offered by the Underwriters named herein, subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices
of NationsBanc Montgomery Securities LLC on or about     , 1998.

                                 ------------

                   Joint Lead Managers and Joint Bookrunners
NationsBanc Montgomery Securities LLC                            Lehman Brothers
     ABN AMRO Incorporated
                               Piper Jaffray Inc.
                                             Stephens Inc.

                                       , 1998
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus, and the financial statements and notes thereto and other information incorporated by reference herein. Unless the context otherwise requires, the information set forth in this Prospectus gives effect to the transactions described herein under "The Reorganization," which were completed in November 1996, in connection with the Company's initial public offering of Common Stock (the "Initial Public Offering"), and the term "Company" refers to HealthCare Financial Partners, Inc. and its former partnerships and consolidated subsidiaries after giving effect to such transactions. Unless otherwise indicated, the information set forth in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  HealthCare Financial Partners, Inc. (the "Company") is a specialty finance company offering asset-based financing to healthcare service providers, with a primary focus on clients operating in sub-markets of the healthcare industry, including long-term care, home healthcare and physician practice. The Company also provides asset-based financing to clients in other sub-markets of the healthcare industry, including pharmacies, durable medical equipment suppliers, hospitals, mental health providers, rehabilitation companies, disease state management companies and other providers of finance and management services to the healthcare industry. The Company targets small and middle market healthcare service providers with financing needs in the $100,000 to $10 million range in healthcare sub-markets which have favorable characteristics for working capital financing, such as those where growth, consolidation or restructuring appear likely in the near to medium term. Management believes, based on its industry experience, that the Company's healthcare industry expertise and specialized information systems, combined with its responsiveness to clients, willingness to finance relatively small transactions, and flexibility in structuring transactions, give it a competitive advantage in its target markets over commercial banks, diversified finance companies and traditional asset-based lenders. See "Business."

  From its inception in 1993 through December 31, 1997, the Company has advanced $1.9 billion to its clients in over 560 transactions, including $1.2 billion advanced during the year ended December 31, 1997. The Company had 174 clients as of December 31, 1997, of which 60 were affiliates of one or more other clients. The average amount outstanding per client or affiliated client group at December 31, 1997 was approximately $1.5 million. For the years ended December 31, 1995 and 1996, the Company's pro forma net income was $1.5 million and $3.0 million, respectively. For the year ended December 31, 1997, the Company's consolidated net income was $8.0 million. For the year ended December 31, 1997, the Company's yield on finance receivables (total interest and fee income divided by average finance receivables for the period) was 16.8%. See "--Summary Financial Information."

  At December 31, 1997, 69.2% of the Company's portfolio consisted of finance receivables from businesses in the long-term care, home healthcare and physician practice sub-markets. Estimated expenditures in 1997 for the long-term care, home healthcare and physician practice sub-markets, which the Company currently emphasizes, collectively constituted approximately $399.9 billion of the over $1.3 trillion U.S. healthcare market. These sub-markets are highly fragmented, and companies operating in these sub-markets generally have significant working capital finance requirements. The Company's clients operating in these sub-markets tend to be smaller, growing companies with limited access to traditional sources of working capital financing from commercial banks, diversified finance companies and asset-based lenders because many such lenders have not developed the healthcare industry expertise needed to underwrite smaller healthcare service companies or the specialized systems necessary to track and monitor healthcare accounts receivable transactions. Some of the Company's clients are also constrained from obtaining financing from more traditional working capital sources due to their inadequate equity capitalization, limited operating history, lack of profitability, or financing needs below commercial bank size requirements. See "Business--Financing Programs."

  The Company currently provides financing to its clients through (i) revolving lines of credit secured by, and advances against, accounts receivable (the "Accounts Receivable Program"), and (ii) term loans (accompanied, in certain cases, by warrants) secured by first or second liens on real estate, accounts receivable or other assets (the "STL Program"). Loans under the STL Program are often made in conjunction with financing provided under the Accounts Receivable Program. To date, the Company has not incurred any credit losses in either program, although it periodically makes provisions for possible future losses in the ordinary course of its business. See "Business--Financing Programs."

  Under the Accounts Receivable Program, the accounts receivable are obligations of third-party payors, such as federal and state Medicare and Medicaid programs and other government financed programs ("Government Programs"), commercial insurance companies, health maintenance organizations and other managed healthcare concerns, self-insured corporations and, to a limited extent, other healthcare service providers. The Company generally advances only 65% to 85% of the Company's estimate of the net collectible value of client receivables from third-party payors. The Company's credit risk is mitigated by the Company's ownership of or security interest in the remaining balance of such receivables ("Excess Collateral"). Clients continue to bill and collect the accounts receivable, subject to lockbox collection and sweep arrangements established for the benefit of the Company. The Company uses its proprietary information systems to monitor its clients' accounts receivable base on a daily basis and to assist its clients in improving and streamlining their billing and collection efforts with respect to such receivables. The Company conducts extensive due diligence on potential clients for all its financing programs and follows written underwriting and credit policies in providing financing to clients.

  During 1997, the Company expanded the STL Program to increase its penetration of targeted healthcare sub-markets. Through the STL Program, the Company serves clients that have more diverse and complex financing needs, such as healthcare facility acquisitions and expansions. In addition to the collateral securing the loans, the Company generally has recourse to the borrower. STL Program loans generally have terms of one to three years. As a result of the Company's expansion of the STL Program, loans under that program comprised 25.9% of finance receivables at December 31, 1997. While yields on STL Program loans are generally lower than the yields generated from the Accounts Receivable Program, some STL Program loans also include warrants and other fees that may enhance their effective yields.

  In order to enhance its underwriting capabilities, reduce its reliance on third parties and increase its fee revenue, the Company established a new subsidiary, HealthCare Analysis Corporation ("HCAC"), in March 1997. HCAC specializes in due diligence, reimbursement consulting and audit services for businesses in the healthcare industry. As of January 31, 1998, HCAC employed 17 healthcare auditors and had offices in Maryland, California, Georgia, Massachusetts and New York. Prior to establishing HCAC, the Company used third parties for the due diligence and audit work necessary in connection with financings provided to its clients. By using HCAC to provide all of such services, the Company has become more responsive to its clients while benefitting from HCAC's high quality due diligence and consistent audit documentation. Fees charged by HCAC for its services are passed on to such clients and prospective clients.

  The Company has developed low cost means of marketing its services on a nationwide basis to selected healthcare sub-markets. The Company primarily markets its services by telemarketing to prospective clients identified by the Company, advertising in industry specific periodicals and participating in industry trade shows. The Company also markets its services by developing referral relationships with accountants, lawyers, venture capital firms, billing and collection companies and investment banks. The Company's clients also assist the Company's marketing efforts by providing referrals and references.

  The Company currently funds its operations through: (i) a $50 million revolving line of credit (the "Bank Facility") with Fleet Capital Corporation ("Fleet"); (ii) an investment-grade asset-based commercial paper program (the "CP Program") with ING Baring (U.S.) Capital Markets, Inc. ("ING") which enables the Company to borrow up to $200 million; and (iii) a $100 million revolving warehouse line of credit (the "Warehouse Facility") with Credit Suisse First Boston ("First Boston").

  The Company is a Delaware corporation which was organized in April 1993 and commenced its business in September 1993. The Company's principal executive offices are located at 2 Wisconsin Circle, Fourth Floor, Chevy Chase, Maryland 20815, and its telephone number is (301) 961-1640.

STRATEGY

  The Company's goal is to be the leading finance company in its targeted sub-markets of the healthcare services industry and to become the primary source for all of the financing needs of its clients. The Company's strategy for growth is based on the following key elements (see "Business--Strategy"):

 . Target sub-markets within the healthcare industry that have favorable characteristics for working capital financing, such as fragmented sub-markets experiencing growth, consolidation or restructuring;

 . Focus on healthcare service providers with financing needs of between $100,000 and $10 million, a market that has been underserved by commercial banks, diversified finance companies, traditional asset-backed lenders and other competitors of the Company;

 . Become the primary source for the financing needs of clients by introducing new financial products to leverage the Company's existing expertise in healthcare finance and its origination, underwriting and servicing capabilities within its target sub-markets;

 . Increase the Company's offering of fee-based and value-added services to clients, such as the reimbursement consulting and clinical auditing services provided by HCAC;

 . Seek to make strategic acquisitions of and investments in businesses that are engaged in the same or similar business as the Company or that are engaged in lines of business complementary to the Company's business; and

 . Enhance the Company's credit risk management and improve servicing capabilities through continued development of information management systems.

RECENT DEVELOPMENTS

  The Company's assets increased 168.9% from $101.3 million at January 1, 1997 to $272.4 million at December 31, 1997, and growth continued in early 1998 as the Company's assets increased to $296.2 million at January 31, 1998.

  On February 9, 1998, the Company announced that it had formed HealthCare Financial Partners REIT, Inc., an entity that will elect to be taxed as a real estate investment trust (the "HCFP REIT"). The HCFP REIT will be managed by a newly formed subsidiary of the Company that will be compensated on a fee basis for its management services. The Company's management believes that the HCFP REIT represents an effective means for the Company to enhance its client relationships by referring such clients' long-term real estate financing needs to the HCFP REIT.

  It is anticipated that the HCFP REIT will fund its operations with the proceeds of an initial public offering (the "REIT Offering") (estimated to be approximately $200 million, less underwriting discounts and commissions), and that the Company will purchase up to a 9.9% ownership position in the HCFP REIT in the REIT Offering. The Company's management anticipates that the HCFP REIT will invest in financing products not offered by the Company, which include permanent (long-term) mortgage loans, real estate, purchase-leaseback transactions and other income-producing real estate-related assets in the healthcare industry. The Company's management expects that the REIT Offering will be consummated in the second quarter of 1998.

THE REORGANIZATION

  Prior to the Initial Public Offering, the Company conducted its operations principally in its capacity as the general partner of HealthPartners Funding, L.P. ("Funding") and HealthPartners DEL, L.P. ("DEL"). Management concluded that the Company's future financial position and results of operations would be enhanced if the Company directly owned the portfolio assets of each of these limited partnerships and the transactions described below (the "Reorganization") were effected by the Company prior to or simultaneously with the Initial Public Offering.

  Effective as of September 1, 1996, Funding acquired all of the net assets of DEL, consisting principally of finance receivables, for $486,630 in cash, which amount approximated the fair value of DEL's net assets. Following the acquisition, DEL distributed the purchase price to its partners and was dissolved. The purpose of the transaction was to consolidate the assets of DEL and Funding in anticipation of the acquisition by the Company of the limited partnership interests of Funding described below.

  Effective upon completion of the Initial Public Offering, the Company acquired from HealthPartners Investors, LLC ("HP Investors"), the sole limited partner of Funding, all of the limited partnership interests in Funding and paid the $21.8 million purchase price for such assets from the proceeds of the Initial Public Offering. Such purchase price represented the limited partner's interest in the net assets of Funding and approximated both the fair value and book value of the net assets. Funding was subsequently liquidated and dissolved, and all of its net assets at the date of transfer, consisting principally of advances made under the Accounts Receivable Program, were transferred to the Company.

  In connection with the liquidation of Funding, Farallon Capital Partners L.P. ("FCP") and RR Capital Partners, L.P. ("RR Partners"), the only two members of HP Investors, exercised warrants for the purchase of an aggregate of 379,998 shares of Common Stock, which warrants were acquired on December 28, 1994 for an aggregate payment of $500, which represented the fair value of the warrants at that date. No additional consideration was paid in connection with the exercise of warrants. HP Investors transferred the warrants to FCP and RR Partners in contemplation of the liquidation of Funding.

                                  THE OFFERING

   Common Stock offered by the Company................ 2,800,000 shares
   Common Stock offered by the Selling Stockholders... 150,000 shares
   Common Stock to be outstanding after the Offering.. 12,473,978 shares (1)
   Use of Proceeds.................................... To finance the antici-
                                                       pated growth of the
                                                       Company's Accounts Re-
                                                       ceivable and STL Pro-
                                                       grams and for general
                                                       corporate purposes,
                                                       which may include stra-
                                                       tegic acquisitions and
                                                       investments, including
                                                       the potential investment
                                                       in up to approximately
                                                       9.9% of the common stock
                                                       of the HCFP REIT. See
                                                       "Use of Proceeds" and
                                                       "Recent Developments."
   Nasdaq National Market symbol...................... "HCFP"

--------
(1) Does not include 741,013 shares of Common Stock reserved for issuance at February 18, 1998 pursuant to the HealthCare Financial Partners, Inc. 1996 Stock Incentive Plan (the "Incentive Plan"), under which options to purchase 556,013 shares are outstanding (of which 111,467 are presently exercisable). Also does not include 100,000 shares of Common Stock reserved for issuance pursuant to the HealthCare Financial Partners, Inc. 1996 Director Incentive Plan (the "Director Incentive Plan"), under which options to purchase 22,510 shares have been granted (all of which are presently exercisable). Also does not include an option to purchase 38,381 shares of Common Stock granted outside the Incentive Plan on November 1, 1995, which option is presently exercisable.

                         SUMMARY FINANCIAL INFORMATION

  The summary unaudited pro forma statements of operations for the years ended December 31, 1995 and 1996 are derived from the unaudited pro forma financial information for such periods. The summary unaudited pro forma statements of operations give effect to the Reorganization as if it had occurred at the beginning of the respective periods. Management believes the pro forma information giving effect to the Reorganization is the most meaningful presentation of the Company's operating results. The summary consolidated statement of operations for the year ended December 31, 1997, and the balance sheet data as of December 31, 1996 and December 31, 1997, are derived from the Company's audited historical financial statements.

  The summary unaudited pro forma statements of operations do not purport to present the actual results of operations of the Company had the transactions and events assumed therein in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The summary unaudited pro forma statements of operations are based on certain assumptions and adjustments described in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference herein.

                                             PRO FORMA           HISTORICAL
                                        FOR THE YEAR ENDED      FOR THE YEAR
                                           DECEMBER 31,      ENDED DECEMBER 31,
                                       --------------------- ------------------
                                          1995       1996           1997
                                       ---------- ---------- ------------------
SUMMARY STATEMENTS OF OPERATIONS
Fee and interest income
  Fee income.......................... $4,814,504 $8,518,215    $11,493,775
  Interest income.....................    403,659  3,497,756     16,251,302
                                       ---------- ----------    -----------
  Total fee and interest income.......  5,218,163 12,015,971     27,745,077
Interest expense......................    634,556  3,408,562      7,921,330
                                       ---------- ----------    -----------
  Net fee and interest income.........  4,583,607  8,607,409     19,823,747
Provision for losses on receivables...    217,388    656,116      1,315,122
                                       ---------- ----------    -----------
  Net fee and interest income after
   provision for losses on
   receivables........................  4,366,219  7,951,293     18,508,625
Operating expenses....................  2,096,297  3,326,994      7,219,372
Other income..........................    224,691    233,982      1,582,852
                                       ---------- ----------    -----------
Income before income taxes............  2,494,613  4,858,281     12,872,105
Income taxes..........................    972,899  1,894,730      4,877,257
                                       ---------- ----------    -----------
Net income............................ $1,521,714 $2,963,551    $ 7,994,848
                                       ========== ==========    ===========
Basic earnings per share(1)........... $     0.26 $     0.50    $      0.99
Weighted average shares
 outstanding(1).......................  5,899,991  5,906,032      8,087,857
Diluted earnings per share(1)......... $     0.26 $     0.50    $      0.96
Diluted weighted average shares
 outstanding(1).......................  5,903,078  5,931,188      8,310,111

(Footnotes appear on next page)

                                              PRO FORMA          HISTORICAL
                                          FOR OR AT THE YEAR FOR OR AT THE YEAR
                                          ENDED DECEMBER 31, ENDED DECEMBER 31,
                                          ------------------ ------------------
                                                 1996               1997
                                          ------------------ ------------------
OTHER DATA
  Number of clients being provided
   financing at period end(2)............        130                174
  Yield on finance receivables(3)........        18.4%              16.8%
  Net interest and fee margin............        13.2%              12.2%
  Accounts Receivable Program turnover
   ratio(4)..............................        11.0x              11.4x
  Allowance for losses on receivables as
   a percentage of finance receivables...        1.2%               1.1%
  Ratio of expenses as a percentage of
   total fee and interest income.........        27.7%              26.0%
  Return on average finance
   receivables(5)........................        4.1%               4.9%
                                               HISTORICAL AT DECEMBER 31,
                                          -------------------------------------
                                                 1996               1997
                                          ------------------ ------------------
BALANCE SHEET DATA
  Total assets...........................    $101,273,089       $272,354,946
  Finance receivables....................      89,328,928        250,688,138
  Client holdbacks.......................      11,739,326          6,173,260
  Line of credit.........................      21,829,737         40,157,180
  Commercial paper facility..............      37,209,098        101,179,354
  Warehouse line of credit facility......             --          27,932,520
  Total liabilities......................      74,552,113        184,524,758
  Stockholders' equity...................      26,720,976         87,830,188

--------
(1) Pro forma earnings per share for the years ended December 31, 1995 and 1996 computed by dividing pro forma net income by the pro forma weighted average shares outstanding and pro forma diluted weighted average shares outstanding, to give effect to the Reorganization.
(2) Includes 26 clients in 1996 and 60 clients in 1997 who are affiliates of one or more other clients.
(3) Calculated by dividing fee and interest income by the average of the month end finance receivables balances for the year.
(4) Calculated by dividing total collections of client accounts receivable for the year by the average of the month-end finance receivables balances for the year.
(5) Calculated by dividing net income by the average of the month-end finance receivables balances for the year.

                                 RISK FACTORS

  Investment in the Company's Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, together with the other information included in this Prospectus, before purchasing the shares of Common Stock offered hereby.

  This Prospectus contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning the Company's market position, future operations, margins, profitability, funding sources, liquidity and capital resources. Investors in the Common Stock offered hereby are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are reasonable, any of the assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on the assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed below. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

RISK OF NONPAYMENT AND CLIENT FRAUD

  The Company's ability to fully recover amounts due under the Accounts Receivable Program and the STL Program may be adversely affected by, among other things, the financial failure of the Company's clients or their third-party payors, fraud (e.g., the purchase of fraudulent receivables from a client), misrepresentation, conversion of account proceeds by clients (e.g., client misappropriation of account proceeds in violation of the terms of the Accounts Receivable or the STL Program), third-party payor disputes, and third-party claims with respect to security interests. All of these risks are exacerbated by concentrations of clients or third-party payors at any time. Accordingly, the Company makes provisions for losses on finance receivables by establishing an allowance for losses. In evaluating the adequacy of the allowance, management of the Company considers trends in healthcare sub-markets, past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, Excess Collateral, real estate collateral valuations and underwriting policies, among other items. Many of these considerations involve significant estimation by management and are subject to rapid changes which may be unforeseen and could result in immediate increased losses and material adjustments to the allowance. In addition, loans under the STL Program may be secured by other types of collateral, such as real estate, equipment, inventory and stock. There can be no assurance that the proceeds from the sale of such collateral resulting from a loan default under the STL Program would be sufficient to pay the outstanding balance of such loan. Historically, the Company has experienced no credit losses in its Accounts Receivable and STL Programs, but there is no assurance that the Company will not experience losses on finance receivables in the future, and such future losses could be significant and may vary from current reserve estimates. The Company does not maintain insurance covering credit losses. In addition, the amount of provisions for losses on finance receivables may be either greater or less than actual future charge-offs of finance receivables relating to these provisions. See "Business-Credit Loss Policy and Experience".

DILUTION OF CLIENT RECEIVABLES; GOVERNMENT RIGHT OF OFFSET

  Dilution of accounts receivable occurs when such receivables are not fully collectible for reasons other than a third-party payor's financial inability to pay (such as disagreements as to appropriate reimbursement for services provided). Dilution with respect to any client's receivables increases the risk that the Company will be unable to collect amounts advanced by the Company to the client. The Company generally advances funds to its clients up to a specified percentage of the Company's estimate of the net collectible value of such client's receivables. In order to determine its estimate of the net collectible value of a prospective client's receivables, the Company works with HCAC and third-party claim verifiers to contact third-party payors and reviews historical collection factors by types of third-party payors. Should dilution occur with respect to any client in an amount greater than the Excess Collateral with respect to such client, the Company will typically need to look to newer accounts receivable generated by such client or to other rights the Company may have for the collection of the outstanding obligation to the Company. If no such new accounts receivable are forthcoming or the Company is unsuccessful in pursuing such other rights, the Company may incur a loss. Some dilution occurs with respect to most, if not all, clients and may be more significant with respect to Medicare and Medicaid receivables as a result of the government's right of offset. The Company's historical dilution has not exceeded its Excess Collateral. However, the Company does not track such activity and, therefore, knows only that it has not exceeded its Excess Collateral. Federal and state government agencies, in accordance with Medicare and Medicaid statutes and regulations, have broad rights to audit a healthcare service provider and offset any amounts it determines were overpaid to such provider on any claims against payments due on other current, unrelated claims. The Company monitors collections on a daily basis but may not be able to react quickly enough to dilution to cover resulting losses through collections on newer accounts receivable generated by the relevant client. See "Business--Operations."

CONCENTRATION OF CLIENT BASE AND THIRD-PARTY PAYOR BASE

  At December 31, 1997, approximately 14.3% of the Company's finance receivables were concentrated in receivables from three clients or groups of affiliated clients, the largest of which accounted for 5.6% of such finance receivables. Adverse conditions affecting any of these clients could have a material adverse effect on the Company's ability to collect finance receivables from these clients. The Company's client concentration has decreased as the number of its clients has increased over time; however, there can be no assurance that such concentration will continue to decrease in the future.

  At December 31, 1997, approximately 67.4% of the accounts receivable that the Company had purchased or that were pledged to the Company were payable under Government Programs. Any situation which would result in the inability of the federal and state governments to fully fund such programs could have a material adverse effect on the Company and its ability to collect advances to its clients. See "Business--Operations."

INABILITY TO COLLECT HEALTHCARE RECEIVABLES DIRECTLY FROM MEDICARE AND
MEDICAID

  With certain limited exceptions, federal law prohibits payment of amounts owed to healthcare providers under the Medicare and/or Medicaid programs to any entity other than providers. Except pursuant to a court order, the Company is unable to force collection directly against third-party payors in a Government Program. Accordingly, the Company is unable to collect receivables payable under Government Programs directly, and, instead, the Company requires that Medicare and Medicaid proceeds be paid to a segregated lockbox account under the control of the client, the collected balances of which are then swept to the Company via wire transfer on a daily basis. The Company must closely monitor its clients' collection efforts to ensure compliance with the foregoing procedures. At December 31, 1997, approximately 67.4% of the accounts receivable that the Company had purchased or that were pledged to the Company were payable under Government Programs. Although to date the Company has been successful in monitoring the collection of government-based receivables from its clients in accordance with their contractual obligations, there can be no assurance that the Company will continue to be successful in monitoring such collection activities in the future. See "Business--Operations."

RISKS RELATED TO LOWER CREDIT GRADE BORROWERS

  The Company focuses its marketing efforts on small and middle market healthcare service providers. Some of these providers may be unable to obtain financing from more traditional credit sources, such as commercial banks. Advances made to these types of clients may entail a higher risk of loss than advances made to clients who are able to utilize traditional credit sources. While the Company employs underwriting criteria and monitoring procedures to mitigate the higher risks inherent in advances made to some of its clients, no assurance can be given that such criteria or procedures will afford adequate protection against such risk. See "Business-- Operations." In the event that collection of amounts due under the Accounts Receivable or STL Programs are less than anticipated, the Company's results of operations and financial condition could be adversely affected.

RISK OF FAILURE TO RENEW FUNDING SOURCES

  The Company requires substantial capital to finance its business. Consequently, the Company's ability to grow and the future of its operations will be affected by the availability and the terms of financing. In addition to proceeds from the Offering, the Company expects to fund its future growth principally from (i) the $200 million CP Facility, which will expire on December 5, 2001, (ii) the $50 million Bank Facility, which will expire on March 29, 2002, subject to automatic renewals for one-year periods thereafter unless terminated by either party, and (iii) the $100 million Warehouse Facility, which will expire as to new loans on June 27, 1999. While the Company expects to be able to obtain new financing facilities or renew these existing financing facilities and to have continued access to other sources of credit after the expiration of these facilities, there is no assurance that such financing will be available, or, if available, that it will be on terms favorable to the Company. In the event the Company is not able to renew the CP Facility, the Bank Facility, or the Warehouse Facility or find alternative financing for its activities, the Company would be forced to curtail or cease its Accounts Receivable and STL Programs, which action would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Capital Resources."

RISKS ASSOCIATED WITH REAL PROPERTY COLLATERAL

  STL Program Loans are often secured by real property collateral. Real property investments in the healthcare industry are subject to varying degrees of risk. The economic performance and values of healthcare real estate can be affected by many factors including governmental regulation, general economic conditions, local and regional fluctuations in the value of commercial property and demand for healthcare services. There can be no assurance that the value of property securing any STL Program loan will not depreciate as a result of these or other factors. In addition, healthcare facilities are "special purpose" properties and cannot be readily converted to general residential, retail or office use. Transfers of operations of healthcare facilities are often subject to regulatory approval not required for transfers of other types of commercial operations and other types of real estate. Therefore, if the operation of any facility securing a loan under the STL Program becomes unprofitable due to competition, changes in government regulation or reimbursement policies, age of improvements or other factors, such that the Company's borrower becomes unable to meet its obligations on such loan, the liquidation value of such facility may be substantially less than would be the case if it were readily adaptable to other uses. In many cases the Company holds a junior lien on the client's real property and is therefore subordinate to the prior interests of senior lenders. The Company currently requires borrowers in the STL Program to secure adequate comprehensive property and liability insurance. However, certain risks are uninsurable or not economically insurable and there can be no assurance that any such borrower will have adequate funds to cover all contingencies should an uninsured loss occur.

RISK OF INABILITY OF THE COMPANY TO CONTINUE ITS GROWTH STRATEGY

  The Company's growth strategy is principally dependent upon its ability to increase its finance receivables by making advances against accounts receivable meeting its underwriting standards. No assurance is given that the rate of growth experienced by the Company to date will be sustainable or is indicative of future results. Of the Company's clients at December 31, 1996, 35.4% were no longer being financed by the Company at December 31, 1997, due primarily to competition, consolidation in the healthcare industry and clients' ability to self finance. Of the 46 clients which comprised the 35.4% which have left since 1996, nine refinanced their receivables with other sources, 22 terminated their relationships with the Company because they were sold, nine repaid the Company with internally generated funds and six terminated business after repayment of all amounts owed to the Company. See "Business--Operations." Therefore, the Company's ability to further implement its strategy for continued growth is largely dependent upon its ability to attract and retain new clients in a competitive market. The Company's growth is also dependent on the business growth of its clients, which may be affected by a number of factors not within the Company's control. See "Business-- Strategy." At December 31, 1997, 69.2% of the Company's portfolio consisted of finance receivables of long-term care, home healthcare and physician practice businesses. If demand for financing in any of these sub-markets declines, the Company's ability to increase its finance receivables could be adversely affected. In the event the Company is unable to continue to attract new clients, such inability could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH NEW PRODUCT OFFERINGS

  The Company has recently begun to provide or expand products and services not previously offered by it to healthcare industry clients, or offered only on a limited basis, such as financing under its STL Program and certain fee-based services, and may, in the future seek to introduce other new products and services. See "Business--Strategy." The Company has very limited experience with these new products and services, and there is no assurance that the Company will be able to market these new products and services successfully or that the return on these products and services will be consistent with the Company's historical financial results.

RISKS ASSOCIATED WITH FAILURE TO CONSUMMATE REIT OFFERING

  While the Company intends to utilize a portion of the proceeds of the Offering to make an investment in up to approximately 9.9% of the common stock of the HCFP REIT, the Company is subject to the normal risk, which accompanies any initial public offering, that the REIT Offering will not be completed. Should the REIT Offering not occur, the Company will have excess equity equal to its contemplated investment in the HCFP REIT. While the Company would use the proceeds for other purposes, such as repayment of existing debt, the failure to complete the REIT Offering and the resulting excess equity could have a detrimental impact on the performance of the Company's Common Stock.

RISKS ASSOCIATED WITH INVESTMENT IN THE HCFP REIT

  The Company will be subject to various conflicts of interest arising from its relationship with the HCFP REIT. Through its management of the HCFP REIT by a newly formed subsidiary, the Company will have fiduciary responsibilities to the HCFP REIT that may not always be aligned with the Company's interests. While the Company and the HCFP REIT are expected to enter into agreements to mitigate these risks, no assurances can be given that conflicts will not arise or that the Company's efforts to mitigate these risks will be effective. For example, to the extent that the

Company and the HCFP REIT both have credit exposure to the same clients, any inability by those clients to meet their financial obligations could create inter-creditor conflicts between the Company and the HCFP REIT. Although the Company and the HCFP REIT anticipate establishing policies and procedures to ensure that transactions, clients or situations involving both the Company and the HCFP REIT are handled on an arms'-length basis on substantially the same terms as would be present in situations with unaffiliated parties, there can be no assurance that these policies and procedures will be sufficient to solve potential conflicts of interest. Furthermore, the impact on the Company of conflicts that may arise between the Company and the HCFP REIT, if any, and the impact of the ultimate resolution of these conflicts cannot be predicted.

DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL

  The Company's success depends to a significant degree upon the continued contributions of members of its senior management, particularly John K. Delaney, the Company's Chairman and Chief Executive Officer; Ethan D. Leder, the Company's Vice-Chairman and President; and Edward P. Nordberg, Jr., the Company's Executive Vice President and Chief Financial Officer, as well as other officers and key personnel, many of whom would be difficult to replace. The future success of the Company also depends on its ability to identify, attract and retain additional qualified technical and managerial personnel, particularly with experience in healthcare financing. Although the Company has employment agreements with Messrs. Delaney, Leder and Nordberg, the loss of Messrs. Delaney, Leder and Nordberg or other officers and key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key man life insurance on any officers. See "Management."

  It is anticipated that, after the REIT Offering, certain members of the Company's senior management will also be senior executives of both the HCFP REIT and its manager. These senior managers may experience conflicts of interest in allocating management time between their responsibilities with the Company and their responsibilities with the HCFP REIT and its manager.

RISKS ASSOCIATED WITH INABILITY TO SUCCESSFULLY COMPETE

  The Company competes with numerous commercial banks, diversified finance companies, asset-based lenders and specialty healthcare finance companies. Many of these competitors have greater financial and other resources than the Company and may have significantly lower cost of funds. This disparity in cost of funds ranges from approximately 1% to 5% and reflects commercial banks' access to deposits and other low cost sources of capital and other competitors' greater access to the capital markets. Competition can take many forms, including the pricing of financing, the timeliness and responsiveness in processing a prospective client's application, and customer service. The Company's competitors target the same type of healthcare service providers as those targeted by the Company and, with the exception of most specialty healthcare finance companies, generally have operated in the markets serviced by the Company for a longer period of time than the Company. If the Company is unable to successfully compete, its financial position and results of operations would be adversely affected. See "Business--Competition."

FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS

  The Company's healthcare finance business is subject to numerous federal and state laws and regulations, which, among other things, may (i) require the Company to obtain and maintain certain licenses and qualifications, (ii) limit the interest rates, fees and other charges that the Company is allowed to collect, (iii) limit or prescribe certain other terms of its finance receivables arrangements with clients, and (iv) subject the Company to certain claims, defenses and rights of offset. Although the Company believes that it is currently in compliance with statutes and regulations applicable to its business, there can be no assurance that the Company will be able to maintain such compliance without incurring significant expense. The failure to comply with such statutes and regulations could have a material adverse effect upon the Company. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of the Company's business into jurisdictions that have adopted more stringent regulatory requirements than those in which the Company currently conducts business could have a material adverse effect upon the Company. See "--Risk of Adverse Effect of Healthcare Reform" and "Business--Government Regulation."

RELIANCE ON REIMBURSEMENTS BY THIRD-PARTY PAYORS

  The Company's clients receive payment for services rendered to patients from third-party payors (including health maintenance organizations, managed care concerns and other insurers), large corporations (which may be self-insured), other healthcare providers and patients themselves, and from Government Programs. The clients rely on prompt payments from third-party payors to enable them to satisfy their obligations to the Company under the Accounts Receivable Program. The healthcare industry is experiencing a trend toward cost containment, as government and other third-party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with healthcare providers. Such cost containment could adversely affect the ability of the Company's clients to make payments owed to the Company, which would have an adverse impact on the Company's business and financial performance.

RISK OF ADVERSE EFFECT OF HEALTHCARE REFORM

  In addition to extensive existing government healthcare regulation (see "Business-- Government Regulation"), there are numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including a number of proposals that would significantly limit reimbursement under Government Programs. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. Aspects of certain of these healthcare proposals, such as cutbacks in Government Programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, a restructuring of the way in which Medicare pays for certain services, and greater state flexibility permitted in the administration of Medicaid, could adversely affect the Company.

  There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of Government Programs will not have an adverse effect on the Company or that payments under Government Programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Concern about the potential effects of the proposed reform measures has contributed to the volatility of prices of securities of companies in healthcare and related industries, and may similarly affect the price of the Company's Common Stock in the future.

  In addition, certain private reform efforts have been instituted throughout the healthcare industry, including the capitation of certain healthcare expenditures. Capitation is the pre-payment of certain healthcare costs by third-party payors (typically health maintenance organizations and other managed healthcare concerns), based upon a predetermined monthly fee for the aggregate patient lives under any given healthcare provider's care. The healthcare provider then provides healthcare to such patients when and as needed, and assumes the risk that its prepayments will cover its costs and provide a profit for all of such services rendered. Since capitation essentially eliminates the clients' accounts receivable that are the primary source of payment for the Company's finance receivables, capitation could materially adversely affect the Company's business, financial condition and results of operations. See "--Failure to Comply with Government Regulations" and "Business--Government Regulation."

RESTRICTIVE DEBT COVENANTS

  The Bank Facility contains financial and operating covenants, including the requirement that the Company maintain an adjusted tangible net worth of more than $5.0 million, and a ratio of debt to equity of not more than 3.0 to 1.0 exclusive of its borrowings under the CP Facility. In addition, under the Bank Facility the Company is not allowed to have at any time a cumulative negative cash flow (as defined in the Bank Facility) in excess of $1.0 million. At December 31, 1997, the Company was in compliance with all of such covenants. Under the Bank Facility, borrowings under the CP Facility are excluded from debt for purposes of calculation of the Bank Facility debt-to-equity ratio. The Bank Facility also includes certain limitations on the ability of the Company to consolidate, merge or transfer all or substantially all of its assets, incur debt, create liens on its property, make capital expenditures, dispose of assets or make investments. Under the terms of the CP Facility, ING has the option to refuse to make any advances in the event the Company fails to maintain a tangible net worth of at least $50.0 million. See "Business-- Capital Resources."

  Future financing agreements may also contain similar financial and operating covenants. The foregoing limitations in the Bank Facility and the CP Facility and any future financing agreements could adversely affect the Company's ability to implement its growth strategy. Failure to comply with the obligations contained in these agreements could result in an event of default under such agreements which could permit acceleration of the indebtedness under the Bank Facility, the CP Facility or any future financing agreements.

RISKS ASSOCIATED WITH YEAR 2000

  The Company has implemented a program designed to ensure that all software used by the Company in connection with its services will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data. However, the Company believes that some of its clients and payors may not have implemented such programs. The failure by clients and payors to implement necessary software changes may disrupt client billing and reimbursement cycles and adversely effect clients' cash flow and collectability of pledged accounts receivable. The Company is unable to predict the effects that any such failure may have on the financial condition and results of the operations of the Company.

GENERAL ECONOMIC RISKS

  The Company's business could be affected by general economic conditions in the United States, and any sustained period of economic slowdown or recession could materially adversely affect the Company's business, financial condition and results of operations. The risks to which the Company's business is subject become more acute during an economic slowdown or recession because fewer accounts receivable may be generated by clients, resulting in decreased fees for the Company. In addition, the financial ability of certain third-party payors to pay outstanding accounts receivable and of clients to pay outstanding advances may be impaired, resulting in increased credit losses. Further, some of the Company's clients are startup or less mature ventures that may be more susceptible to economic slowdowns or recessions.

NO DIVIDENDS

  The Company has not paid any cash dividends to date and does not intend to pay cash dividends in the foreseeable future. The Company intends to retain earnings to finance the development and expansion of its business. In addition, the Bank Facility and the CP Facility do, and future financing arrangements may, impose minimum net worth covenants, debt-to-equity covenants and other limitations that could restrict the Company's ability to pay dividends. See "--Restrictive Debt Covenants" and "Dividend Policy."

POSSIBLE ADVERSE IMPACT ON TRADING PRICE OF SHARES ELIGIBLE FOR FUTURE SALE

  Following the Offering, the Company will have 12,473,978 shares of Common Stock outstanding (which includes 3,687 shares issued upon exercise of options after December 31, 1997). All of the shares of Common Stock sold in the Offering, 4,312,500 shares of Common Stock sold in the Company's public offering of Common Stock in June 1997, and 2,415,000 shares of Common Stock sold in the Initial Public Offering are freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by existing affiliates of the Company, which shares are subject to the resale limitations of Rule 144 as promulgated under the Securities Act ("Rule 144"). All of the remaining shares of outstanding Common Stock are "restricted securities" as that term is defined in Rule 144. Subject to the 90-day lock-up agreement and certain other agreements restricting seven of the Company's existing stockholders from selling Common Stock, each of which is described below, these restricted securities will be eligible for sale pursuant to Rule 144 in the public market following the consummation of the Offering. Additional shares of Common Stock, including shares issuable upon exercise of employee stock options, will also become eligible for sale in the public market from time to time. In addition, certain stockholders and members of senior management have been granted certain registration rights relating to shares of Common Stock held by them for sale under the Securities Act. However, the Company, certain of its officers and directors and certain other stockholders, who in the aggregate will own 1,619,341 shares of Common Stock after the Offering, have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of the Underwriters, offer to sell, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock (the "90-day lock-up agreement"), except that the Company may grant options and issue shares of Common Stock under the Company's existing option plans and may issue Common Stock in acquisition transactions not involving a public offering. Further, five of the existing stockholders of the Company, who in the aggregate will own 2,211,979 shares of Common Stock after this Offering, have agreed that, without the prior written consent of the Company, they will not effect any sales of Common Stock prior to November 21, 1998 in excess of the volume limitations provided under Rule 144 (the "Rule 144 Sale Agreement"). Following this Offering and upon the expiration of the 90-day lock-up agreement and the Rule 144 Sale Agreement, sales of substantial amounts of the Company's Common Stock in the public market pursuant to Rule 144 or otherwise, or the availability of such shares for sale, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities.

POSSIBLE FLUCTUATIONS OF STOCK PRICE

  The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the Common Stock.

AVAILABILITY OF PREFERRED STOCK FOR ISSUANCE

  In addition to the Common Stock, the Company's Amended and Restated Certificate of Incorporation authorizes the issuance of up to 10,000,000 shares of "blank check" preferred stock. Following the Offering, there will be no shares of preferred stock outstanding, and the Company has no present intention to issue any shares of preferred stock. However, since the rights and preferences of any class or series of preferred stock may be set by the Board of Directors in its sole discretion, the rights and preferences of any such preferred stock may be superior to those of the Common Stock, and thus may adversely affect the rights of holders of Common Stock. The ability to issue preferred stock could have the effect of delaying or preventing a change in control of the Company.

POSSIBLE ANTI-TAKEOVER EFFECTS

  Certain provisions of the Delaware General Corporation Law and the Company's Amended and Restated Certificate of Incorporation may be deemed to have anti-takeover effects and may delay or prevent a takeover attempt that a stockholder of the Company might consider to be in the best interests of the Company or its stockholders. These provisions include authorized blank check preferred stock, limitations on the persons who may call a special meeting of stockholders, a classified Board of Directors, the ability of the directors to fill vacancies on the Board of Directors and advance notice requirements for stockholder proposals and director nominees. The Company has also elected to be subject to Section 203 of the Delaware General Corporation Law which prohibits certain business transactions involving certain stockholders without the approval of the Board of Directors or stockholders.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the issuance and sale of the Common Stock offered hereby, after deducting the underwriting discount and estimated offering expenses, are estimated to be $100.6 million. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The Company intends to use the net proceeds from the Offering to finance anticipated growth of the Company's Accounts Receivable and STL Programs and for general corporate purposes, including possible strategic acquisitions and investments. The Company anticipates making an investment in up to approximately 9.9% of the common stock of the HCFP REIT in the event the REIT Offering is consummated. The Company does not currently have any agreement, arrangement or understanding regarding any such acquisition or investments, other than its proposed investment in the HCFP REIT. See "Prospectus Summary-- Recent Developments" and "Risk Factors--Risks Associated with Failure to Consummate REIT Offering." Pending such uses, the net proceeds to the Company will be used to temporarily repay amounts then due under the Bank Facility, the Warehouse Facility or the CP Facility. See "Business--Capital Resources" for a description of the interest rates, the maturity dates and other terms applicable to the Bank Facility, the Warehouse Facility and the CP Facility.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is listed for trading on the Nasdaq National Market under the trading symbol "HCFP." The following table sets forth the high and low sales prices of the Common Stock as reported by the Nasdaq National Market for each of the calendar quarters indicated:

   QUARTER                                                       HIGH     LOW
   -------                                                      ------- -------
   1996
     Fourth (from November 21, 1996)........................... $14.000 $12.125
   1997
     First..................................................... $19.000 $12.375
     Second.................................................... $20.500 $ 9.750
     Third..................................................... $31.500 $19.000
     Fourth.................................................... $37.375 $28.875
   1998
     First (through February 18, 1998)......................... $42.375 $32.500

  On February 18, 1998, the closing sale price of the Common Stock, as reported on the Nasdaq National Market, was $38.125.

                                DIVIDEND POLICY

  The Company intends to retain all future earnings for the operation and expansion of its business, and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon the Company's results of operations, financial condition and capital requirements and any regulatory restrictions or restrictions under credit agreements or other funding sources of the Company existing from time to time, as well as other matters which the Company's Board of Directors may consider. In addition, the Bank Facility and the CP Facility currently, and financing arrangements in the future may, impose minimum net worth covenants, debt-to-equity covenants and other limitations that could restrict the Company's ability to pay dividends. See "Risk Factors-- Restrictive Debt Covenants."

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1997 and as adjusted to give effect to this Offering at the assumed public offering price of $38.125 per share and the application of the net proceeds thereof. See "Use of Proceeds."

                                                        AS OF DECEMBER 31, 1997
                                                       -------------------------
                                                          ACTUAL    AS ADJUSTED
                                                       ------------ ------------
   Total borrowings..................................  $169,269,054 $ 88,423,429
                                                       ============ ============
   Stockholders' equity:
   Preferred stock, $.01 par value; 10,000,000 shares
    authorized; none outstanding.....................  $        --  $        --
   Common stock, $.01 par value; 30,000,000 shares
    authorized; 9,670,291 shares outstanding;
    12,470,291 shares outstanding as adjusted(1).....        96,703      124,703
   Additional paid-in capital........................    79,784,045  180,401,670
   Retained earnings.................................     7,949,440    7,949,440
                                                       ------------ ------------
     Total stockholders' equity......................  $ 87,830,188 $188,475,813
                                                       ============ ============

--------
(1) Does not include 744,700 shares of Common Stock reserved for issuance pursuant to the Incentive Plan and 100,000 shares of Common Stock reserved for issuance pursuant to the Director Incentive Plan. Also does not include an option to purchase 38,381 shares of Common Stock granted outside the Incentive Plan on November 1, 1995.

                                   BUSINESS

GENERAL

  The Company is a specialty finance company offering asset-based financing to healthcare service providers, with a primary focus on clients operating in sub-markets of the healthcare industry, including long-term care, home healthcare and physician practices. The Company also provides asset-based financing to clients in other sub-markets of the healthcare industry, including pharmacies, durable medical equipment suppliers, hospitals, mental health providers, rehabilitation companies, disease state management companies and other providers of finance and management services to the healthcare industry. The Company targets small and middle market healthcare service providers with financing needs in the $100,000 to $10 million range in healthcare sub-markets which have favorable characteristics for working capital financing, such as those where growth, consolidation or restructuring appear likely in the near to medium term. Management believes that the Company's healthcare industry expertise and specialized information systems, combined with its responsiveness to clients, willingness to finance relatively small transactions, and flexibility in structuring transactions, give it a competitive advantage in its target markets over commercial banks, diversified finance companies and traditional asset-based lenders.

  From its inception in 1993 through December 31, 1997, the Company has advanced $1.9 billion to its clients in over 560 transactions, including $1.2 billion advanced during the year ended December 31, 1997. The Company had 174 clients as of December 31, 1997, of which 60 were affiliates of one or more other clients. The average amount outstanding per affiliated client group at December 31, 1997 was approximately $1.5 million. For the years ended December 31, 1995 and 1996, the Company's pro forma net income was $1.5 million and $3.0 million, respectively. For the year ended December 31, 1997, the Company's consolidated net income was $8.0 million. For the year ended December 31, 1997, the Company's yield on finance receivables was 16.8%.

HEALTHCARE INDUSTRY

  According to Healthcare Financing Administration ("HCFA") estimates, total domestic healthcare expenditures for 1997 exceeded $1.2 trillion, or 14.8% of gross domestic product, compared to expenditures of $428.2 billion or 10.2% of gross domestic product in 1985. The annual compound growth rate of healthcare expenditures from 1985 to 1997 was 9.5%. The breakdown of estimated healthcare expenditures for 1997 is as follows (dollars in billions):

                                                                  ESTIMATED 1997
   HEALTHCARE INDUSTRY SEGMENT                                     EXPENDITURES
   ---------------------------                                    --------------
   Acute-Care (hospitals)........................................    $  449.0
   Physician Services............................................       258.9
   Other Medical Non-Durables....................................       105.5
   Long-Term Care (nursing homes)................................       102.6
   Other Professional Services...................................        85.2
   Insurance-net healthcare costs................................        64.7
   Dental Services...............................................        52.2
   Home Healthcare...............................................        38.4
   Government Public Health......................................        33.5
   Other Personal Care...........................................        30.1
   Research......................................................        17.9
   Vision Products and Other Medical Durables....................        16.2
   Construction..................................................        15.2
                                                                     --------
   Total.........................................................    $1,269.4
                                                                     ========

--------
Source: HCFA, Office of the Actuary.

  The Company believes that there are several distinct trends that will continue to fuel the demand for and the dollar value of healthcare services in the United States and the demand for the Company's services, including: (i) dramatic change driven by governmental and market forces which have put pressure on healthcare service providers to reduce healthcare delivery costs and increase efficiency, often resulting in short-term working capital needs by such providers as their businesses grow; (ii) favorable demographic trends, including both the general increase in the U.S. population and the aging of the U.S. population, which should increase the size of the Company's principal target markets; (iii) growth, consolidation and restructuring of fragmented sub-markets of healthcare, including long-term care, home healthcare and physician services; and (iv) advances in medical technology, which have increased demand for healthcare services by expanding the types of diseases that can be effectively treated and by extending the population's life expectancy.

  According to HCFA, total annual expenditures in the long-term care market grew from $30.7 billion in 1985 to an estimated $102.6 billion in 1997, and are projected to grow to $121.2 billion by the year 2000. The Company's long-term care clients include single nursing home operators (1-2 homes), small nursing home chains (3-10 homes) and regional nursing home chains (11-50 homes). According to the Guide to the Nursing Home Industry published in 1996 by HCIA, Inc., a healthcare information services company, the long-term care industry remains widely diversified and fragmented, with all nursing home chains controlling only 34.5% of the market, and the largest 20 chains constituting only 18.0% of the market.

  According to HCFA, total annual home healthcare expenditures grew from $5.6 billion in 1985 to an estimated $38.4 billion in 1997, and are projected to grow to $45.9 billion by the year 2000. According to the National Association of Health Care, the number of Medicare certified home health agencies has grown from 5,983 in 1985 to 10,027 in 1996. The home healthcare business remains highly fragmented, with only a small percentage of such companies having any significant market share.

  According to HCFA, total annual physician services expenditures, grew from $83.6 billion in 1985 to an estimated $258.9 billion in 1997, and are projected to grow to $309.8 billion by the year 2000. The American Medical Association ("AMA") reports that, as of December 31, 1995, approximately 642,000 physicians were actively involved in patient care in the U.S., with a growing number participating in multispecialty or single-specialty groups. According to the AMA, as of December 31, 1995, there were 19,787 physician groups with three or more physicians, while over two-thirds of all physicians still work in practices of one or two persons.

MARKET FOR HEALTHCARE ASSET-BASED FINANCING

  Businesses generally utilize working capital or accounts receivable financing to bridge the shortfall between the turnover of current assets and the maturity of current liabilities. A business will often experience this shortfall during periods of revenue growth because cash flow from new revenues lags behind cash outlays required to produce new revenues. For example, a growing labor intensive business will often need to fund payroll obligations before payments are received on new services provided or products produced. Many of the Company's clients are labor intensive and growing and therefore require accounts receivable financing to fund their growth.

  In addition to the Company, working capital financing for small and middle market healthcare service providers is currently provided by several different sources. Some commercial banks and diversified finance companies have formed groups or divisions to provide working capital financing for healthcare service providers. Such groups or divisions generally focus on providing financing to companies with borrowing needs in excess of $5 million, and often require more extensive collateral in addition to accounts receivable to secure such financing. As a general matter, these lenders typically have been less willing to provide financing to healthcare service providers of the types served by the Company because such lenders have not developed the healthcare industry expertise needed to underwrite smaller healthcare service companies or the specialized systems necessary for tracking and monitoring healthcare receivables transactions, which are different from traditional accounts receivable finance transactions. Several independent healthcare finance companies that have raised funds through securitization programs also provide financing to healthcare service providers. However, many of the financing programs offered by such securitization companies are often rigid and cumbersome for healthcare service providers to implement because, among other things, securitization programs typically impose more stringent and inflexible qualification requirements on borrowers and also impose concentration and other limitations on the asset portfolio, as a result of rating agencies and other requirements.

  In addition to working capital, small to middle market healthcare service providers often require additional sources of financing, including term loans to facilitate the growth or restructuring of their businesses. A majority of the Company's clients are facility-based health care service providers, such as nursing homes, that grow through the acquisition of additional facilities. Facility-based healthcare service providers can often acquire additional facilities at attractive valuations if, after identifying an opportunity, such providers can obtain the necessary financing to quickly close on the acquisition. Many of the Company's clients also have a need for term loans as their businesses grow in order to support expanding infrastructure requirements such as information systems, enhanced professional management and marketing and business development costs. To address this market need, the Company introduced the STL Program in late 1996.

  Management believes that the growth in healthcare expenditures, the consolidation of certain segments of the healthcare market, and the reorganization of the healthcare delivery system (caused by both cost containment pressures and the introduction of new products and services) will have positive effects on the demand for the Company's services since they in many cases will increase the working capital needs of the Company's clients. Historically, these trends have affected different sub-markets of the healthcare industry at different times. The Company expects these trends to continue, thereby providing the Company with long-term growth opportunities.

STRATEGY

  The Company's goal is to be the leading finance company in its targeted sub-markets of the healthcare services industry and to become the primary source for all of the financing needs of its clients. The Company's strategy for growth is based on the following key elements:

  Target sub-markets within the healthcare industry that have favorable characteristics for working capital financing, such as fragmented sub-markets experiencing growth, consolidation or restructuring. At December 31, 1997, 69.2% of the Company's portfolio consisted of finance receivables from businesses in the long-term care, home healthcare and physician practice sub-markets, and management believes that growth, consolidation and restructuring in these sub-markets will continue to provide opportunities for the Company to expand. By continuing to focus on these sub-markets, the Company seeks to achieve attractive returns while controlling overall credit risk. In the future different healthcare sub-markets may experience increased demand for working capital and the Company intends to be in a position to move into these new markets as opportunities arise.

  Focus on healthcare service providers with financing needs of between $100,000 and $10 million, a market that has been underserved by commercial banks, diversified finance companies, traditional asset-based lenders and other competitors of the Company. Most commercial banks, diversified finance companies and traditional asset-based lenders have typically focused on providing financing to companies with borrowing needs in excess of $5 million. The Company believes that its target market for transactions between $100,000 and $10 million is much larger, in terms of the number of available financing opportunities, and is less competitive than the market servicing larger borrowing needs, thereby producing growth opportunities at attractive rates.

  Become the primary source for all of the financing needs of clients by introducing new financial products to leverage the Company's existing expertise in healthcare finance and its origination, underwriting and servicing capabilities within its target sub-markets. The Company employs significant resources in the origination, underwriting and servicing of clients in its target sub-markets. To further deepen its penetration of these sub-markets and to meet the changing financial needs of new and existing clients with a broader array of financial products, the Company began in late 1996 to offer additional financing products through the STL Program. The Company expects to continue to selectively introduce new products to existing and new clients, depending upon the needs of its clients, general economic conditions, the Company's resources and other relevant factors. In some cases, the Company anticipates that new products may be introduced as part of cooperative arrangements with other lenders where the origination and servicing relationship will remain with the Company.

  Increase the Company's offering of fee-based and value-added services to clients such as the reimbursement consulting and clinical auditing services provided by HCAC. The Company constantly seeks to increase the range of fee-based services which it offers its clients in order to (i) reduce its dependence on profits derived from the difference between the yield on finance receivables and its cost of funds, (ii) supplement its total revenues by the amount of such fees, and (iii) offer a broader range of services to its clients. The fee-generating capabilities of HCAC and the HCFP REIT (via the management agreement, if the REIT Offering is consummated) are expected to increase fee income of the Company.

  Seek to make strategic acquisitions of and investments in businesses that are engaged in the same or similar business as the Company or that are engaged in lines of business complementary to the Company's business. Because of the growth of the Company's core finance receivables business, the Company increasingly is offered opportunities to invest in, or acquire interests in, healthcare service businesses that are involved in financial services, receivables management, outsourcing, or financial and administrative infrastructure development activities. The Company believes that businesses in these areas are synergistic with the Company's core lending business and could allow the Company to leverage its expertise in healthcare to meet the needs of the Company's customer base. See "Recent Developments." The Company will also seek to take advantage of appropriate opportunities to acquire portfolios of loans backed by healthcare receivables and to invest in or acquire companies in the same or similar lines of business as the Company.

  Enhance the Company's credit risk management and improve servicing capabilities through continued development of information management systems. The Company has developed proprietary information systems that effectively monitor its assets and which also serve as valuable tools to the Company's smaller less sophisticated clients in managing their working capital resources and streamlining their billing and collection efforts. The Company believes that this "servicing" capability provides a competitive advantage by strengthening relationships with clients, providing early identification of dilution of client accounts receivable and increasing the Company's understanding of its clients' operational needs.

FINANCING PROGRAMS

  The Company provides asset-based financing to healthcare service providers through the Accounts Receivable Program and the STL Program.

  Accounts Receivable Program. Under the Accounts Receivable Program, the Company offers healthcare service providers revolving lines of credit secured by, and advances against, accounts receivable. Revolving lines of credit offered through the Accounts Receivable Program permit a client to borrow, on a revolving basis, 65% to 85% of the estimated net collectible value of the client's accounts receivable due from third-party payors, which are pledged to the Company. The Company charges its clients a base floating interest rate ranging from one to three percent above the then applicable prime rate and a variety of other fees, which may include a loan management fee, a commitment fee, a set-up fee and an unused line fee, which fees collectively range from one to four percent. The Company targets larger healthcare service providers for revolving lines of credit secured by accounts receivable, for which the minimum commitment amount is generally $1 million and the maximum commitment amount is generally $10 million. Such financings are recourse to the client and generally have a term of one to three years.

  In connection with advances against receivables, the Company purchases, on a revolving basis, a specified batch of a client's accounts receivable owed to such client from third-party payors. The purchase price for each batch of receivables is the estimated net collectible value of such batch less a purchase discount, comprised of funding and servicing fees. The purchase discount can be either a onetime fee for each batch of receivables purchased or a periodic fee based on the average outstanding balance of a batch of receivables ranging from one to five percent of the net collectible value of such batch. With each purchase of a batch of receivables, the Company advances to the client 65% to 85% of the purchase price (which is equal to aggregate net collectible value minus a purchase discount) of such batch. The Company assigns a collection period to batches of receivables purchased, which period generally ranges from 60 to 120 days from the purchase date depending on the type of receivables purchased. The excess of the purchase price for a batch of receivables over the amount advanced with respect to such batch (a "client holdback") is treated as a reserve and provides additional security to the Company. The Company targets smaller healthcare service providers for financings involving advances against receivables. Commitments for such financings are generally less than $1 million and terms are generally for one year with renewal options.

  As of December 31, 1997, the Company was financing 161 clients in its Accounts Receivable Program, and the finance receivables originated through the Accounts Receivable Program constituted 74.1% of total finance receivables. The yield on finance receivables generated under the Accounts Receivable Program for the year ended December 31, 1997 was 17.0%. Of the Company's finance receivables in its Accounts Receivables Program at December 31, 1997, 32.6% represented payables by commercial insurers or other non-governmental third-party payors, 25.9% represented payables from Medicare and 41.5% represented payables from Medicaid.

  STL Program. Under the STL Program, the Company provides its clients with term loans for up to three years secured by first or second liens on real estate, accounts receivable or other assets, such as equipment, inventory and stock. The Company introduced the STL Program in late 1996, in an effort to service clients' financing needs which the Company could not provide through its Accounts Receivable Program. Such loans have been made to clients to finance acquisitions and expansions of existing healthcare facilities, as well as to provide working capital, and are often provided to clients in conjunction with financing under the Accounts Receivable Program. Such loans are generally recourse to the borrower.

  At December 31, 1997, the Company had $65.0 million in STL Program loans outstanding. The yield on finance receivables generated under the STL Program for the year ended December 31, 1997, was 16.3%. At December 31, 1997, STL Program loans comprised 25.9% of the Company's total finance receivables. While yields on such loans are generally lower than the yields generated by the Accounts Receivable Program, some term loans under the STL Program also include warrants or success fees that may enhance the effective yield on such loans.

  The following table sets forth the Company's portfolio activity at or for the periods indicated:

                              PORTFOLIO ACTIVITY
                            (DOLLARS IN THOUSANDS)

                                                AS OF AND FOR THE QUARTERS ENDED
                          ----------------------------------------------------------------------------
                          MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30, SEPT. 31, DEC. 31,
                            1996      1996     1996      1996     1997      1997     1997      1997
                          --------- -------- --------- -------- --------- -------- --------- ---------
Balance Outstanding:
 AR Program.............   $57,448  $65,914   $79,567  $86,876  $104,865  $118,960 $172,171  $185,728
 STL Program............       --       --        --     2,453    11,923    33,420   46,331    64,961
Total AR Program
 Clients................        90       98       112      129       137       145      171       161
New AR Program Clients..        23       14        15       35        26        29       27        28
Total STL Program
 Clients................       --       --        --         8        20        25       32        39
New STL Program
 Clients................       --       --        --       --         14         8        9        10
Avg. Finance
 Receivables/ Client:
 AR Program.............   $   638  $   673   $   710  $   673  $    765  $    820 $  1,007  $  1,154
 STL Program............       --       --        --       307       596     1,337    1,448     1,666

-------
* "AR" means Accounts Receivable

OPERATIONS

  Portfolio Development. The Company has established a portfolio development group which is primarily responsible for new business generation, including both marketing and underwriting.

  Marketing. The Company has developed low cost means of marketing its services on a nationwide basis to selected healthcare sub-markets. The Company primarily markets its services by telemarketing to prospective clients identified by the Company, advertising in industry specific periodicals and participating in industry trade shows. The Company's clients also assist the Company's marketing efforts by providing referrals and references. The Company has and will continue to rely primarily on direct marketing efforts to generate new clients for its services.

  The Company also markets its services by developing referral relationships with accountants, lawyers, venture capital firms, billing and collection companies and investment banks (which typically are professionals focusing on the healthcare industry and who have a pre-existing relationship with a prospective client). The Company usually does not pay a fee for referrals from professional firms. However, the Company has closed transactions with clients through referrals from independent brokers that generally specialize in the healthcare industry, which brokers have been paid a one-time brokerage commission upon the closing of a transaction. While not a primary focus of its marketing efforts, the Company expects to continue to generate referrals through independent brokers.

  At January 31, 1998, the Company employed a staff of 11 sales and marketing representatives at its headquarters in Chevy Chase, Maryland. In November 1997, the Company opened an office for marketing in Dallas, Texas, and currently has one employee in its Dallas office. Marketing personnel are compensated with a base salary plus performance bonuses.

  Underwriting. The Company follows written underwriting and credit policies, and its credit committee, consisting of senior officers of the Company, must unanimously approve each transaction which is proposed for the Accounts Receivable Program or STL Program with a prospective client. The Company's underwriting policies require a due diligence review of the prospective client, its principals, its financial condition and strategic position, including a review of all available financial statements and other financial information, legal documentation and operational matters. The Company's due diligence review also includes a detailed examination of a prospective client's accounts receivable, accounts payable, billing and collection systems and procedures, management information systems and real and personal property and other collateral. Such a review is conducted after the Company and the prospective client execute a non-binding term sheet, which requires the prospective client to pay a due diligence deposit to defray the Company's expenses. The Company's due diligence review is organized by the Company's underwriters and supervised by the sponsoring member of the credit committee. At January 31, 1998, the Company employed four underwriters at its headquarters in Maryland. HCAC independently confirms certain matters with respect to the prospective client's business and the collectibility of its accounts receivable and any other collateral by conducting public record searches, and, where appropriate, by contacting third-party payors about the prospective client's receivables. For loans primarily secured by real property, the Company requires third-party appraisals and Phase I environmental surveys prior to making such loans.

  In order to determine its estimate of the net collectible value of a prospective client's accounts receivable, HCAC conducts extensive due diligence to evaluate the receivables likely to be paid within a defined collection period. This evaluation typically includes: (i) a review of historical collections by type of third-party payor; (ii) a review of remittance advice and information relating to claim denials (including explanations of benefits); (iii) a review of claims files and related medical records; and (iv) an analysis of billing and collections staff and procedures. HCAC may also periodically employ third-party claim verifiers to assist it in determining the net collectible value of a client's accounts receivable. Claim verifiers include healthcare billing and collection companies, healthcare accounting firms with expertise in reviewing cost reports filed with Medicaid and Medicare, and specialized consultants with expertise in certain sub-markets of the healthcare industry. Claim verifiers are pre-approved by the Company's credit committee. When deemed necessary by the Company for credit approval, the Company may obtain corporate or personal guaranties or other collateral in connection with the closing of a transaction.

  Loan Administration. The Company has established a loan administration group which is primarily responsible for monitoring the performance of its loans, as well as its collection procedures.

  Monitoring. The Company monitors the collections of client accounts receivable and its finance receivables on a daily basis. Each client is assigned an account manager, who receives draw and advance requests, posts collections and serves as the primary contact between the Company and the client. Each client is also assigned to a loan officer who is primarily responsible for monitoring that client's financial condition and the adequacy of the Company's collateral with respect to loans to such client. All draw or advance requests must be approved by the client's loan officer and by the Company's senior credit officer or a portfolio manager. At January 31, 1998, the Company employed ten account managers and four loan officers in its Maryland headquarters. The Company's proprietary information system enables the Company to monitor each client's account, as well as permit management to evaluate and mitigate against risks on a portfolio basis. See "--Information Systems." In addition, the Company conducts audits of its clients' billing and collection procedures, financial condition and operating strategies at least annually, and more frequently if warranted, particularly with respect to the loans with outstanding balances of more than $1.5 million, where audits are usually conducted on a quarterly basis. Such audits are conducted by HCAC.

  The Company grades performing STL Program loans on a scale of 1 to 4, with grade 1 assigned to those loans involving the least amount of risk. The grading system is intended to reflect the performance of a borrower's business, the collateral coverage of the loan and other factors considered relevant. Each loan is initially graded based on the financial performance of the borrower and other specific risk factors associated with the borrower, including growth, collateral coverage, capitalization, quality of management, value of intangible assets and availability of working capital. All new loans are assigned a grade 3 for a period of six months in the absence of an extraordinary event during that period. After the initial six months, loans are assigned a grade of 1 to 4. Thereafter, all loans are reviewed and graded on at least a quarterly basis. Performing loans are generally serviced by the Company's account managers, with loans in grade 4 being serviced in some cases by a member of the Company's loan workout group, which currently consists of a loan officer and the Company's Senior Credit Officer.

  Non-performing loans are graded on a scale of N1 or N2. Grade N1 is assigned to a non-performing loan which the Company believes may be brought back into compliance by the borrower's current management. Non-performing loans are placed on the Company's watch list and are serviced by a member of the loan workout group. Grade N2 is assigned to a loan that the Company believes cannot be brought back into compliance. Such loans are liquidated either informally or through legal proceedings.

  Collection Procedures. The Company's cash collection procedures vary by (i) the type of program provided by the Company and (ii) the type of accounts receivable due and owing to clients from either insurance companies and health maintenance organizations ("Commercial Insurers"), Government Programs, or in certain limited circumstances, other healthcare service providers.

  Receivables due and owing from Government Programs are subject to certain laws and regulations not applicable to Commercial Insurers. Except in certain limited cases, Medicare and Medicaid laws and regulations provide that payments for services rendered under Government Programs can only be made to the healthcare service provider that has rendered the services. See "Risk Factors-Inability to Collect Healthcare Receivables Directly From Medicare and Medicaid."

  With respect to the Accounts Receivable Program, clients continue to bill and collect accounts receivable in the ordinary course of business; provided, however, that subject to certain limitations applicable to Government Program-related receivables, the Company retains the right to assume the billing and collection process upon notice to the client. The Company maintains a general lockbox in the Company's name into which payments with respect to all receivables purchased from clients in the Accounts Receivable Program, other than Government Program-related receivables, are required to be remitted. If a client in the Accounts Receivable Program generates Government Program-related receivables, the client is required to establish a lockbox in the client's name into which payments on such receivables are to be directed. Balances from all lockboxes maintained in connection with the Accounts Receivable Program are swept on a daily basis to the Company.

  With respect to the STL Program, clients make periodic interest and/or principal payments, generally monthly. The Company will undertake collection efforts if such payments are not made on a timely basis. Such efforts may include acceleration of amounts due under the loan and institution of foreclosure proceedings with respect to any property securing the loan. In addition, if the loan is secured by personal guaranties, the Company may pursue remedies to collect amounts owed by the guarantors.

  Documentation. The Company's documentation for the Accounts Receivable and STL Programs is described below.

  Accounts Receivable Program. Revolving lines of credit secured by accounts receivable are made pursuant to a loan and security agreement (the "AR Loan Agreement"), a note, and ancillary documents. The AR Loan Agreements generally have stated terms of one to three years, with automatic one-year extensions, and provide for payment of liquidated damages to the Company in the event of early termination by the client. The Company generally advances only 65% to 85% of the Company's estimate of the net collectible value of client receivables from third-party payors. As security for such advances, the Company is granted a first priority security interest in all of the client's then-existing and future accounts receivable, and frequently obtains a security interest in inventory, goods, general intangibles, equipment, deposit accounts, cash, other assets and proceeds.

  The AR Loan Agreement contains a number of negative covenants, including covenants limiting additional borrowings, prohibiting the client's ability to pledge assets, restricting payment by the client of dividends or management fees or returning capital to investors, and imposing minimum net worth and, if applicable, minimum census requirements. In the event of a client default, all debt owing under the AR Loan Agreement may be accelerated and the Company may exercise its rights, including foreclosing on the collateral.

  Advances against accounts receivable under the Accounts Receivable Program are made pursuant to a Receivables Purchase and Sale Agreement (the "AR Agreement") and are structured as purchases of eligible accounts receivable designated from time to time on a "batch" basis. AR Agreements provide for the Company's purchase of eligible accounts receivable offered by the client from time to time to the Company. AR Agreements generally have stated terms of one to three years, with automatic one-year extensions. The client is required to sell to the Company a minimum amount of eligible accounts receivable each month during the term of an AR Agreement; however, the Company's total investment in eligible accounts receivable under an AR Agreement is limited to a specified "commitment" amount. The Company may accept or reject in its discretion any portion of eligible accounts receivable offered for sale by the client to the Company. Although accounts receivable purchased by the Company under the Accounts Receivable Program are assigned to the Company pursuant to the AR Agreement, the client retains its rights to receive payment and to make claims with respect to Government Program-related receivables.

  The purchase price for each batch of eligible accounts receivable under the AR Agreements is the estimated net collectible value of such receivables less a purchase discount, comprised of funding and servicing fees. An amount equal to 65% to 85% of the purchase price is paid to the client; the Company retains the balance of the purchase price as a client holdback, held as additional security for the client's obligations under the AR Agreement. The client holdback is released to the client (i) upon receipt by the Company of payments relating to the receivables in an amount equal to the estimated net collectible value of the receivables or (ii) upon expiration of the collection period assigned to the respective batch of receivables, except that if the Company has not received payments at least equal to the purchase price for the receivables, then the Company may at its option either (x) offset any shortfall against client holdbacks relating to other batches or from amounts due to the client from the sale of other batches, or (v) require the client to replace the uncollected receivables with substitute eligible accounts receivable.

  The AR Agreement also contemplates that the client may grant to the Company a security interest in other assets of the client as may be mutually agreed. In addition, pursuant to the AR Agreement, the client agrees to indemnify the Company for all losses arising out of or relating to the AR Agreement.

  Under the AR Agreement, the client covenants to notify payors of the sale of accounts receivable to the Company and to assist the Company in collecting payments on the purchased receivables and causing such payments to be remitted to the Company. The client agrees to instruct all payors that payments are to be made to such lockbox or other account as the Company may direct.

  STL Program. Because of the nature of the STL Program loans, which are made to finance particular needs of clients such as acquisitions and expansions of existing healthcare facilities, the Company's documentation for loans under the STL Program is tailored to the needs of the particular borrower and the type of available collateral. Such documentation generally includes a term loan agreement and promissory note (the "STL Loan Agreement") and a mortgage and security agreement with respect to the collateral for the loan. The STL Loan Agreement contains financial and other covenants similar to those in the AR Loan Agreement. In the event of a client default, all debt owed under the STL Loan Agreement may be accelerated and the Company may exercise its rights, including foreclosing on the collateral. The Company requires an appraisal and a Phase I environmental survey for real property collateral securing an STL Program Loan.

  STL Program loans often include provision for warrants or other equity interests in the borrower. Documentation of the warrant or other equity interest may include provisions relating to, among other things, anti-dilution protection, registration rights, put and call features and representation of the Company on the board of directors or similar body of the borrower in certain circumstances.

CLIENTS

  The Company's client base is diversified. As of December 31, 1997, the Company was servicing clients located in 37 states across the country, in a number of different sub-markets of the healthcare industry, with a concentration in the long-term care, home healthcare and physician practice sub-markets.

                              PORTFOLIO ANALYSIS

                                              AS OF DECEMBER 31, 1997
                                    -------------------------------------------
                                    NUMBER
                                      OF    PERCENT OF    FINANCE    PERCENT OF
INDUSTRY GROUP                      CLIENTS  CLIENTS    RECEIVABLES  PORTFOLIO
--------------                      ------- ---------- ------------- ----------
Long Term Care.....................    62      35.6%   $ 104,992,876    41.9%
Home Healthcare....................    42      24.1       42,616,475    17.0
Physician Practice.................    25      14.4       25,773,842    10.3
Mental Health......................    12       6.9       23,931,715     9.5
Hospital...........................     7       4.0       16,331,760     6.5
Rehabilitation.....................    11       6.3       14,013,363     5.6
Other..............................     6       3.4        9,483,990     3.8
Disease State Management...........     2       1.2        6,213,990     2.5
Ambulatory Services................     3       1.7        4,270,334     1.7
Diagnostic.........................     2       1.2        2,112,557     0.8
Durable Medical Equipment..........     2       1.2          947,236     0.4
                                      ---     -----    -------------   -----
  Total............................   174     100.0%   $ 250,688,138   100.0%
                                      ===     =====    =============   =====
PROGRAM BREAKDOWN(1)
--------------------
Accounts Receivable Program........   161      80.5%   $ 185,727,628    74.1%
STL Program........................    39      19.5       64,960,510    25.9
                                      ---     -----    -------------   -----
  Total............................   200     100.0%   $ 250,688,138   100.0%
                                      ===     =====    =============   =====

--------
(1) At December 31, 1997, 26 clients were in both the Accounts Receivable and STL Programs.

CAPITAL RESOURCES

  Sources of capital available to the Company to fund finance receivables under the Accounts Receivable and STL Programs include the Bank Facility, the CP Facility, the Warehouse Facility and stockholders' equity.

  Bank Facility. The Bank Facility is a revolving line of credit for up to $50 million. The interest rates payable by the Company under the Bank Facility adjust, based on Fleet's prime rate; however, the Company has the option to borrow any portion of the Bank Facility in an integral multiple of $500,000 based on the one-month, two-month, three-month or six-month LIBOR plus 2.75%. The Bank Facility contains certain financial covenants which must be maintained by the Company in order to obtain funds. The expiration date for the Bank Facility is March 29, 2002, subject to automatic renewal for one-year periods thereafter unless terminated by either party. See "Risk Factors--Risk of Failure to Renew Funding Sources."

  CP Facility. Under the terms of the CP Facility, the Company may borrow up to $200 million. The Company formed a bankruptcy remote, special purpose corporation to which the Company has transferred loans and receivables which meet certain conditions required by the CP

Facility. The special purpose corporation pledges the loans and receivables to a commercial paper conduit, which lends against such assets through the issuance of commercial paper. The maturity date for the CP Facility is December 5, 2001. However, the program may be terminated by the Company at any time after December 5, 1999, without penalty. See "Risk Factors--Risk of Failure to Renew Funding Sources."

  Warehouse Facility. Under the terms of the Warehouse Facility, the Company may borrow up to $100 million. The Company formed a bankruptcy remote, special purpose corporation to which the Company has transferred loans under the STL Program which meet certain conditions required by the Warehouse Facility. The amount outstanding under the Warehouse Facility may not exceed 88% of the principal amount of the loans transferred, subject to a $100 million maximum. Interest accrues under the Warehouse Facility at a rate equal to LIBOR plus 3.75% on the first $50 million of amounts outstanding under the Warehouse Facility and LIBOR plus 3.0% on amounts over $50 million. The Warehouse Facility expires on June 27, 1999, as to new loans. However, previous loans securitized under the Warehouse Facility remain outstanding following such expiration until such loans are fully repaid or expire by their terms. See "Risk Factors--Risk of Failure to Renew Funding Sources."

CREDIT LOSS POLICY AND EXPERIENCE

  The Company regularly reviews its outstanding finance receivables to determine the adequacy of its allowance for losses on receivables. To date, the Company has not experienced any credit losses. The allowance for losses on receivables is maintained at an amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the finance receivables. In evaluating the adequacy of the allowance, management of the Company considers trends in healthcare sub-markets, past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, Excess Collateral, real estate collateral valuations and underwriting policies, among other items. As of December 31, 1996, the Company's general reserve was $1.1 million or 1.2% of finance receivables; at December 31, 1997, it was $2.7 million or 1.1% of finance receivables. To the extent that management deems specific finance receivable advances to be wholly or partially uncollectible, the Company establishes a specific loss reserve equal to such amount. At December 31, 1996 and 1997, the Company had no specific reserves. In the opinion of management, based on a review of the Company's portfolio, the allowance for losses on receivables is adequate at this time, although there can be no assurance that such reserve will be adequate in the future.

INFORMATION SYSTEMS

  The Company owns a proprietary information system to monitor the Account Receivable and STL Programs, which it refers to as the Receivables Tracking System (the "RTS"). The RTS was developed by Creative Information Systems, Inc., a stockholder of the Company. The RTS gives the Company the ability to track and reconcile receivables that the Company loans or advances against under the Accounts Receivable Program and loans made under the STL Program.

  With respect to the loans under the Accounts Receivable and STL Programs, the amount of any advances, collections and adjustments are entered manually into the RTS by the Company's account managers on a daily basis. With respect to advances against client receivables under the Accounts Receivable Program, certain client parameters are entered manually into the RTS, and more detailed information on each batch of receivables is generally entered electronically based on pre-established formats tailored to the client's software systems. Upon the collection of funds advanced, information about such collections are entered into the RTS by the Company's account managers who then apply the funds by directing the RTS to search its data base to locate the receivable and batch that has received a payment.

  The RTS generates daily, weekly and monthly reports summarizing the current status of each batch of receivables in the Accounts Receivable Program, and indicating draws and collections, trend analysis, and interest and fee charges for management's review. The RTS is also able to generate reports for the Company's lenders with respect to pledged loans and batches of receivables, along with concentrations in the Accounts Receivable Program portfolios by client and third-party payor type.

  Certain reports generated through the RTS, including cash application detail, batch summary and trend analysis reports, can also be used to assist the Company's clients in monitoring changes in their cash flow and managing the growth of their businesses. These reports are provided to all of the Company's clients on a weekly basis, and are generally relied upon as a management tool more frequently by smaller clients in the Accounts Receivable Program, which tend to have less sophisticated management information systems.

COMPETITION

  The Company encounters significant competition in its healthcare finance business from numerous commercial banks, diversified finance companies, asset-based lenders and specialty healthcare finance companies. Additionally, healthcare service providers often seek alternative sources of financing from a number of sources, including venture capital firms, small business investment companies, suppliers and individuals. As a result, the Company competes with a significant number of local and regional sources of financing and several large national competitors. Many of these competitors have greater financial and other resources than the Company and may have significantly lower cost of funds. Competition can take many forms, including, among others, the pricing of financing, transaction structuring (e.g., securitization vs. portfolio lending), timeliness and responsiveness in processing a client's financing application, and customer service.

GOVERNMENT REGULATION

  The Company's healthcare finance business is subject to federal and state regulation and supervision and is required to be licensed or registered in various states. In addition, the Company is subject to applicable usury and other similar laws in the jurisdictions where the Company operates. These laws generally limit the amount of interest and other fees and charges that a lender may contract for, charge or receive in connection with a loan. Applicable local law typically establishes penalties for violations of these laws in that jurisdiction. These penalties could include the forfeiture to the lender of usurious interest contracted for, charged or received and, in some cases, all principal as well as all interest and other charges that the lender has charged or received.

  Government at both the federal and state levels has continued in its efforts to reduce, or at least limit the growth of, spending for healthcare services. On August 5, 1997, President Clinton signed into law The Balanced Budget Act of 1997 (the "BBA") which contains numerous Medicare and Medicaid cost-saving measures. The BBA has been projected to save $115 billion in Medicare spending over the next five years, and $13 billion in the Medicaid program. Section 4711 of the BBA, entitled "Flexibility in Payment Methods for Hospital, Nursing Facility, ICF/MR, and Home Health Services", repealed the Boren Amendment, which had required that state Medicaid programs pay to nursing home providers amounts reasonable and adequate to meet the costs which must be incurred by efficiently and economically operated facilities in order to provide care and services in conformity with applicable state and federal laws, regulations and quality and safety standards and to assure access to hospital services. The Boren Amendment was previously the foundation of litigation by healthcare facilities seeking rate increases. In place of the Boren Amendment, the BBA requires only that, for services and items furnished on or after October 1, 1997, a state Medicaid program must provide for a public process for determination of Medicaid rates of payment for nursing facility services, under which proposed rates, the methodologies underlying the establishment of such rates, and justification for the proposed rates are published, and which gives providers, beneficiaries and other concerned state residents a reasonable opportunity for review and comment on the proposed rates, methodologies and justifications. States are actively seeking ways to reduce Medicaid spending for healthcare by such methods as capitated payments and substantial reductions in reimbursement rates. The BBA also requires that nursing homes transition to a prospective payment system under the Medicare program during a three-year "transition period" commencing with the first cost reporting period beginning on or after July 1, 1998. The BBA also contains several new antifraud provisions. Given the recent enactment of the BBA, the Company is unable to predict the impact of the BBA and potential changes in state Medicaid reimbursement methodologies on the revenues of its clients.

  In addition to the inability of the Company to directly collect receivables under Government Programs and the right of payors under such programs to offset against unrelated receivables, the Company's healthcare finance business is indirectly affected by healthcare regulation to the extent that any of its clients' failure to comply with such regulation affects such clients' ability to collect receivables or repay loans made by the Company. See "Risk Factors--Dilution of Receivables; Government Right of Offset." The most significant healthcare regulations that could potentially affect the Company are: (i) certificate of need regulation, which many states require upon the provision of new health services, particularly for long-term care and home healthcare companies; (ii) Medicare--Medicaid fraud and abuse statutes, which prohibit, among other things, the offering, payment, solicitation, or receipt of remuneration, directly or indirectly, as an inducement to refer patients to facilities owned by physicians if such facilities receive reimbursement from Medicare or Medicaid; and (iii) other prohibitions of physician self-referral that have been promulgated by the states.

  Certificate of Need Regulation. Many states regulate the provision of new healthcare service or acquisition of healthcare equipment through Certificate of Need or similar programs. The Company believes these requirements have had a limited effect on its business, although there can be no assurance that future changes in those laws will not adversely affect the Company. Additionally, repeal of existing regulations of this type in jurisdictions where the Company's customers have met the specific requirements could adversely affect the Company since such customers could face increased competition. In addition, there is no assurance that expansion of the Company's health care financing business within the nursing home and home care industries will not be increasingly affected by regulations of this type.

  Medicare--Medicaid Fraud and Abuse Statutes. The Department of Health and Human Services ("HHS") has increased its enforcement efforts under the Medicare--Medicaid fraud and abuse statutes in cases where physicians own an interest in a facility to which they refer their patients for treatment or diagnosis. These statutes prohibit the offering, payment, solicitation or receipt of remuneration, directly or indirectly, as an inducement to refer patients for services reimbursable in whole or in part by the Medicare-- Medicaid programs. HHS has taken the position that distributions of profits from corporations or partnerships to physician investors who refer patients to the entity for a procedure which is reimbursable under Medicare or Medicaid may be prohibited by the statute. Since the Company's clients often rely on prompt payment from the Government Program to satisfy their obligations to the Company, reduced or denied payments under the Government Programs could have an adverse effect on the Company's business. See "Risk Factors--Reliance on Reimbursements by Third-Party Payors."

  Further Regulation of Physician Self-Referral. Additional regulatory attention has been directed toward physician-owned healthcare facilities and other arrangements whereby physicians are compensated, directly or indirectly, for referring patients to such healthcare facilities. In 1988, legislation entitled the "Ethics in Patient Referrals Act" (H.R. 5198) was introduced which would have prohibited Medicare payments for all patient services performed by an entity which a patient's referring physician had an investment interest. As enacted, the law prohibited only Medicare payments for patient services per-formed by a clinical laboratory. The Comprehensive Physician Ownership and Referral Act (H.R. 345), which was enacted by Congress in 1993 as part of the Deficit Reduction Package, is more comprehensive than H.R. 5198 and covers additional medical services including medical imaging radiation therapy, physical rehabilitation and others. A variety of existing and pending state laws prohibit or limit a physician from referring patients to a facility in which that physician has a proprietary or ownership interest. Many states also have laws similar to the Medicare fraud and abuse statute which are designed to prevent the receipt or payment of consideration in connection with the referral of a patient. Accounts receivable resulting from a referral in violation of these laws could be denied from payment which could adversely affect the Company's clients and the Company. See "Risk Factors--Reliance on Reimbursements by Third Party Payors."

LEGAL PROCEEDINGS

  The Company is currently not a party to any material litigation although it is involved from time to time in routine litigation incidental to its business.

EMPLOYEES

  As of January 31, 1998, the Company employed 71 people on a full-time basis. The Company believes that its relations with employees are good.

PROPERTY

  The Company's headquarters occupy approximately 15,600 square feet at 2 Wisconsin Circle, Chevy Chase, Maryland. This space is provided under the terms of a lease that expires in January, 2003, with a five-year renewal option. The current cost is approximately $40,000 per month. The Company believes that its current facilities are adequate for its existing needs and that additional suitable space will be available as required.

                                  MANAGEMENT

  The executive officers and directors of the Company and their ages as of February 1, 1998 are as follows:

             NAME              AGE                    POSITION
             ----              ---                    --------
John K. Delaney(1)............  34 Chairman of the Board, Chief Executive
                                   Officer and Director
Ethan D. Leder(1).............  35 Vice-Chairman of the Board, President and
                                   Director
Edward P. Nordberg, Jr.(1)....  37 Executive Vice President, Chief Financial
                                   Officer and Director
Hilde M. Alter................  56 Treasurer and Chief Accounting Officer
Steven M. Curwin..............  39 Senior Vice President, General Counsel and
                                   Secretary
Michael G. Gardullo...........  39 Vice President and Senior Credit Officer
Jeffrey P. Hoffman............  37 Vice President and Portfolio Manager
Steven I. Silver..............  37 Vice President, Portfolio Development
Debra M. Van Alstyne..........  46 Vice President, Deputy General Counsel and
                                   Assistant Secretary
Howard T. Widra...............  29 Vice President and Senior Analyst
Chris J. Woods................  47 Vice President and Chief Information Officer
James L. Buxbaum..............  42 President of HCAC
John F. Dealy(2) (3)..........  58 Director
Geoffrey E.D. Brooke(2) (3)...  41 Director

--------
(1) Member of Executive Committee.
(2) Member of Compensation Committee.
(3) Member of Audit Committee.

  John K. Delaney serves as Chairman of the Board, Chief Executive Officer and a Director of the Company. Mr. Delaney co-founded the Company in 1993 and served as Chairman of the Board, Chief Executive Officer and President from the formation of the Company until March 1997. From 1990 through 1992, Mr. Delaney co-owned and operated American Home Therapies, Inc., a provider of home care and home infusion therapy services, which was sold in 1992. Prior to 1990, Mr. Delaney was a practicing attorney with Shaw, Pittman, Potts & Trowbridge in Washington, D.C. Mr. Delaney received his A.B. degree from Columbia University in 1985 and his J.D. degree from the Georgetown University Law Center in 1988.

  Ethan D. Leder serves as Vice-Chairman of the Board, President and a Director of the Company. Mr. Leder co-founded the Company in 1993 and served as Vice-Chairman of the Board and Executive Vice President from the formation of the Company until March 1997. From 1993 through September 1996, Mr. Leder also served as Treasurer to the Company. From 1990 through 1992, Mr. Leder co-owned and operated American Home Therapies, Inc., a provider of home care and home infusion therapy services, which was sold in 1992. Prior to 1990, Mr. Leder was engaged in the private practice of law in Baltimore, Maryland and Washington, D.C. Mr. Leder received his B.A. degree from Johns Hopkins University in 1984 and his J.D. degree from the Georgetown University Law Center in 1987.

  Edward P. Nordberg, Jr. serves as Executive Vice President, Chief Financial Officer and a Director of the Company. Mr. Nordberg co-founded the Company in 1993 and served as a Senior Vice President and Secretary of the Company from the formation of the Company until March 1997. From 1993 through April 1996, Mr. Nordberg also served as General Counsel of the Company. Prior to 1993, Mr. Nordberg was a practicing attorney with Williams & Connolly in Washington, D.C. Mr. Nordberg received his B.A. degree from Washington College in 1982, his M.B.A. degree from Loyola College in 1985, and his J.D. degree from the Georgetown University Law Center in 1989.

  Hilde M. Alter serves as Treasurer and Chief Accounting Officer of the Company. Ms. Alter joined the Company in September 1996. From 1981 to joining the Company, Ms. Alter was a partner with the accounting firm of Keller, Bruner & Co. in Bethesda, Maryland. Ms. Alter is a certified public accountant. Ms. Alter received her B.A. degree from American University in 1966.

  Steven M. Curwin serves as Senior Vice President, General Counsel and Secretary of the Company. Mr. Curwin joined the Company in August 1996, and has served as a Vice President from August 1996 and as a full-time consultant to the Company since May 1996. From September 1994 to joining the Company, Mr. Curwin was a practicing attorney with Shulman, Rogers, Gandal, Pordy & Ecker, P.A. in Rockville, Maryland. From January 1989 to August 1994, Mr. Curwin was a practicing attorney with Dewey Ballantine in Washington, D.C. Mr. Curwin received his B.A. degree from Franklin & Marshall College in 1980 and his J.D. degree from the Boston University School of Law in 1985.

  Michael G. Gardullo serves as Vice President and Senior Credit Officer of the Company. Mr. Gardullo joined the Company in February 1996. From June 1995 to joining the Company, Mr. Gardullo was a Senior Account Executive/Manager at The FINOVA Group in King of Prussia, Pennsylvania. From 1993 to 1995, Mr. Gardullo was Vice President and Regional Credit Manager at LaSalle Business Credit, an affiliate of ABN AMRO Bank, N.V., in Baltimore, Maryland. From 1991 to 1993, Mr. Gardullo was Vice President and Manager, respectively, at StanChart Business Credit in Baltimore, Maryland and London, England. From 1982 through 1991, Mr. Gardullo held various management and operational positions at several asset-based lending institutions. Mr. Gardullo received his B.S. degree from Seton Hall University in 1981 and his M.B.A. degree from Rutgers University in 1982.

  Jeffrey P. Hoffman serves as Vice President and Portfolio Manager of the Company. Mr. Hoffman joined the Company in September 1996. From 1994 to joining the Company, Mr. Hoffman was a Vice President-Senior Loan Officer and from 1990 to 1993, Mr. Hoffman was a Vice President-Senior Underwriter at Fleet Capital Corporation and its predecessor companies, Shawmut Capital Corporation and Barclays Business Credit, in Glastonbury, Connecticut and New York, New York. From 1988 through 1990, Mr. Hoffman was an assistant vice president with Bankers Trust Company in New York, New York. From 1982 through 1988, Mr. Hoffman held various management positions with Bank of Boston, in New York, New York. Mr. Hoffman received his B.A. degree from the State University of New York at Albany in 1982 and his M.B.A. degree from Adelphi University in 1987.

  Steven I. Silver, CPA, serves as Vice President, Portfolio Development. He has been employed by the Company since November, 1995, initially as a marketing consultant and subsequently as an officer in portfolio development activities. Prior to joining the Company, Mr. Silver was a vice president with MediMax, Inc., in New York, New York from 1993 to 1995 principally responsible for business development in the healthcare finance industry. From 1987 to 1993, Mr. Silver was employed by several commercial finance and brokerage firms in New York, New York. From 1983 to 1987, Mr. Silver was an accountant with Coopers & Lybrand in New York, New York. Mr. Silver received a B.S. in accounting from the State University of New York at Albany in 1983.

  Debra M. Van Alstyne serves as Vice President, Deputy General Counsel and Assistant Secretary of the Company. Ms. Van Alstyne joined the Company in March 1997. From July 1993 through July 1995, Ms. Van Alstyne was an attorney-advisor, and from August 1995 until joining the Company in March 1997, Ms. Van Alstyne was a Senior Attorney, with the Division of Corporate Finance of the Securities and Exchange Commission. From January 1993 until July 1993, Ms. Van Alstyne was a practicing attorney with the law firm of Gibson Hoffman & Panzione in Los Angeles, California, and from April 1992 until January 1993, she was a practicing attorney with the law firm of Aprahamian & Ducote in Newport Beach, California. Ms. Van Alstyne received her B.A. degree from the University of California, Irvine, California in 1974, and received her J.D. degree from UCLA School of Law, Los Angeles, California in 1977.

  Howard T. Widra serves as Vice President and Senior Analyst of the Company. Mr. Widra joined the Company in January 1997. From June 1996 until joining the Company, Mr. Widra was a consultant to America Long Lines, Inc., a long distance phone carrier. From October 1993 until May 1996, Mr. Widra was a practicing attorney with Steptoe & Johnson, LLP in Washington, D.C. Mr. Widra received his B.A. degree from the University of Michigan in 1990 and his J.D. degree from Harvard Law School in 1993.

  Chris J. Woods serves as Vice President and Chief Information Officer of the Company. Mr. Woods joined the Company in March 1997. From 1991 to the time Mr. Woods joined the Company, he was an independent technical consultant for clients primarily in the health care and telecommunications industries. In 1983, Mr. Woods co-founded a technical consulting company and served as Executive Vice President of such company until his departure in 1991. Prior to 1983, Mr. Woods worked for Control Data Corporation. Mr. Woods received his B.S. degrees in Computer Science and Geology from the State University of New York at Buffalo in 1972.

  James L. Buxbaum serves as President of HealthCare Analysis Corporation, a wholly-owned subsidiary of the Company. Mr. Buxbaum became President of that company in March 1997. From October 1993 until March 1997, Mr. Buxbaum was President of J.L. Buxbaum, Inc., a mergers and acquisition consulting company in Baltimore, Maryland. From November 1989 to October 1993, he was a partner with the accounting firm of Wolpoff & Company in Baltimore, Maryland. Mr. Buxbaum received his B.B.A. degree from George Washington University in 1977 and is a certified public accountant.

  John F. Dealy became a Director of the Company in January 1997. Mr. Dealy has been President of The Dealy Strategy Group, a management consulting firm, since 1983. In addition, Mr. Dealy was Senior Counsel to Shaw, Pittman, Potts & Trowbridge in Washington, D.C. from 1982 through 1966, as well as a professor in the Georgetown University School of Business since 1982. Mr. Dealy is currently a director of the First Maryland Bancorp. From 1976 to 1982, Mr. Dealy was President of Fairchild Industries, Inc. Prior to 1976, Mr. Dealy held a number of management positions at Fairchild Industries, Inc. Mr. Dealy received his B.S. degree from Fordham College in 1961 and his L.L.B. degree from the New York University School of Law in 1964.

  Geoffrey E. D. Brooke became a Director of the Company in January 1997. Dr. Brooke is Senior Member, Rothschild Bioscience Unit, a division of Rothschild Asset Management Limited, and is responsible for its venture capital operations in the Asian Pacific region. Mr. Brooke resides in Australia. Prior to joining Rothschild, from June 1992 to September 1996, Dr. Brooke was the President of MedVest, Inc., a healthcare venture capital firm in Washington, D.C. which he co-founded with Johnson & Johnson, Inc. Prior to co-founding MedVest, Inc., Dr. Brooke managed the life sciences portfolio of a publicly traded group of Australian venture capital funds. Dr. Brooke is licensed in clinical medicine by the Medical Board of Victoria, Australia. Dr. Brooke earned his medical degree from the University Of Melbourne, Australia and a M.B.A. from IMD in Lausanne, Switzerland.

  Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Board of Directors has been divided into three classes. Class I consists of Messrs. Nordberg and Brooke whose terms will expire at the annual meeting of stockholders in 2000; Class II consists of Mr. Leder whose term will expire at the annual meeting of stockholders in 1998; and Class III consists of Messrs. Delaney and Dealy whose terms will expire at the annual meeting of stockholders in 1999.

                             SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of February 18, 1998, and as adjusted to give effect to the Offering, by each Selling Stockholder. See "Management" for information regarding the Selling Stockholders.

                                          SHARES                    SHARES
                                       BENEFICIALLY              BENEFICIALLY
                                        OWNED PRIOR   NUMBER OF   OWNED AFTER
                                      TO THE OFFERING  SHARES     THE OFFERING
                                      ---------------   BEING   ---------------
NAME OF SELLING STOCKHOLDER           NUMBER  PERCENT  OFFERED  NUMBER  PERCENT
---------------------------           ------- ------- --------- ------- -------
John K. Delaney(1)................... 586,967  5.96%   50,000   536,967  4.30
Ethan D. Leder(1).................... 578,561  5.88    50,000   528,561  4.24
Edward P. Nordberg, Jr.(1) .......... 626,013  6.36    50,000   576,013  4.62

--------
(1) Includes 7,400, 7,400 and 7,400 shares subject to options issued under the Incentive Plan to Messrs. Delaney, Leder and Nordberg, respectively, which are exercisable within 60 days. Does not include 234,599, 214,601 and 139,601 shares, respectively, subject to options not exercisable within 60 days.

                                 UNDERWRITING

  NationsBanc Montgomery Securities LLC, Lehman Brothers Inc., ABN AMRO Incorporated, Piper Jaffray Inc. and Stephens Inc. (the "Underwriters"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of such shares if any are purchased.

                                                                        NUMBER
         UNDERWRITER                                                   OF SHARES
         -----------                                                   ---------
   NationsBanc Montgomery Securities LLC..............................
   Lehman Brothers Inc. ..............................................
   ABN AMRO Incorporated..............................................
   Piper Jaffray Inc. ................................................
   Stephens Inc. .....................................................
                                                                       ---------
     Total............................................................ 2,950,000
                                                                       =========

  The Underwriters have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected
dealers a concession of not more than $   per share, and the Underwriters may
allow, and such dealers may reallow, a concession of not more than $   per
share to certain other dealers. After the Offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject an order in whole or in part. The Underwriters may offer the shares of Common Stock through a selling group.

  The Company and the Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 307,500 and 135,000 additional shares of Common Stock, respectively, to cover over-allotments, if any, at the same price per share as the initial 2,950,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

  The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The Selling Stockholders have agreed, subject to certain limited exceptions, not to sell or offer to sell, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of the shares of Common Stock currently held by them after the Offering, or any securities exercisable or exchangeable for or any other rights to purchase or acquire any shares of Common Stock for a period of 90 days after the Effective Date without the prior written consent of NationsBanc Montgomery Securities LLC other than shares sold in the Offering. NationsBanc Montgomery Securities LLC, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed that for a period of 90 days after the Effective Date it will not, without the prior written consent of NationsBanc Montgomery Securities LLC, issue, offer, sell, grant options to purchase or otherwise dispose of any equity securities or securities convertible into, exercisable or exchangeable for Common Stock or other equity securities, subject to certain limited exceptions including granting of options and sales of shares under the Company's existing option plans and issuance of Common Stock in acquisition transactions not involving a public offering.

  In connection with the distribution of the Common Stock, rules of the Securities and Exchange Commission (the "Commission") permit the Underwriters to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the Offering.

  In general, purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  NationsBanc Montgomery Securities LLC, Lehman Brothers Inc., ABN AMRO Incorporated, Piper Jaffray Inc. and Stephens Inc. also propose to act as underwriters in connection with the REIT Offering.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                                    EXPERTS

  The consolidated financial statements of HealthCare Financial Partners, Inc. appearing in the Annual Report on Form 10-K of HealthCare Financial Partners, Inc. for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements referred to above are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of HealthCare Financial Partners, Inc. and HealthPartners DEL, L.P. as of December 31, 1995 and for the year ended December 31, 1995 incorporated by reference in this Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, independent auditors, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, has been filed with the Commission and is incorporated in this Prospectus by reference and made a part hereof. In addition, the description of the Company's Common Stock contained in the Company's Registration Statement filed pursuant to Section 12 of the Exchange Act on Form 8-A, as amended, is incorporated in this Prospectus by reference and made a part hereof.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

  The Company undertakes to provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, upon written or oral request, a copy of any or all information incorporated by reference in this Prospectus (not including exhibits to such information, unless such exhibits are specifically incorporated by reference into such information).

  Such requests should be directed to HealthCare Financial Partners, Inc.,
Attention: Edward P. Nordberg, Jr., Chief Financial Officer, at 2 Wisconsin Circle, Fourth Floor, Chevy Chase, Maryland 20815, telephone number (301) 961-1640.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Exchange Act. In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such documents may also be obtained at the Web site maintained by the Commission (http://www.sec.gov). The Company's Common Stock is quoted on the Nasdaq National Market and such reports, proxy statements and other information may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby and, if given or made, such information or representations must not be relied upon as having been so authorized by the Company, any Selling Stockholder or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                              ------------------
                               TABLE OF CONTENTS
                              ------------------

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   9
Use of Proceeds............................................................  18
Price Range of Common Stock................................................  19
Dividend Policy............................................................  20
Capitalization.............................................................  21
Business...................................................................  22
Management.................................................................  37
Selling Stockholders.......................................................  41
Underwriting...............................................................  42
Legal Matters..............................................................  44
Experts....................................................................  44
Additional Information.....................................................  45

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,950,000 SHARES


             [LOGO OF HEALTHCARE FINANCIAL PARTNERS APPEARS HERE]

                                  COMMON STOCK

                                ---------------
                                   PROSPECTUS
                                ---------------

                   Joint Lead Managers and Joint Bookrunners

                             NationsBanc Montgomery
                                 Securities LLC

                                Lehman Brothers

                             ABN AMRO Incorporated

                               Piper Jaffray Inc.

                                 Stephens Inc.

                                       , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the estimated expenses, other than underwriting discounts and commissions, to be borne by HealthCare Financial Partners, Inc. (the "Company") in connection with the issuance and distribution of the Common Stock being registered:

      ITEM                                                            AMOUNT
      ----                                                          -----------
      Securities and Exchange Commission registration fee.......... $ 38,717.96
      NASD filing fee..............................................   11,912.82
      Nasdaq National Market listing fee...........................           *
      Blue Sky fees and expenses...................................           *
      Printing and engraving expenses..............................           *
      Legal fees and expenses......................................           *
      Accounting fees and expenses.................................           *
      Transfer Agent and Registrar fee.............................           *
      Miscellaneous................................................           *
                                                                    -----------
          Total.................................................... $500,000.00
                                                                    ===========

     --------
     * To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company is organized under the laws of the State of Delaware. The Delaware General Corporation Law, as amended (the "DGCL"), provides that a Delaware corporation has the power generally to indemnify its directors, officers, employees and other agents (each, a "Corporate Agent") against expenses and liabilities (including amounts paid in settlement) in connection with any proceeding involving such person by reason of his being a Corporate Agent, other than a proceeding by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of the corporation, indemnification of a Corporate Agent against expenses is permitted if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; however, no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnification. To the extent that a Corporate Agent has been successful on the merits of such proceeding, whether or not by or in the right of the corporation, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify the Corporate Agent for expenses in connection therewith. Expenses incurred by the Corporate Agent in connection with any proceeding may, under certain circumstances, be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors. The power to indemnify and advance the expenses under the DGCL does not exclude other rights to which a Corporate Agent may be entitled to under the certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

  Under the DGCL, a Delaware corporation has the power to purchase and maintain insurance on behalf of any Corporate Agent against any liabilities asserted against and included by him in such capacity, whether or not the corporation has the power to indemnify him against such liabilities under the DGCL.

  As permitted by the DGCL, the Company's Amended and Restated Certificate of Incorporation contains provisions which limit the personal liability of directors for monetary damages for breach of their fiduciary duties as directors except to the extent such limitation of liability is prohibited by the DGCL. In accordance with the DGCL, these provisions do not limit the liability of any director for any breach of the director's duty of loyalty to the Company or its stockholders; for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; for certain unlawful payments of dividends or stock purchases under Section 174 of the DGCL; or for any transaction from which the director derives an improper personal benefit. These provisions do not limit the rights of the Company or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director's fiduciary duty. In addition, these provisions apply only to claims against a director arising out of his role as a director and do not relieve a director from liability for violations of statutory law, such as certain liabilities imposed on a director under the federal securities laws.

  In addition, the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for the indemnification of Corporate Agents for certain expenses, judgments, fines and payments incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as Corporate Agents to the fullest extent authorized by the DGCL. The Company expects to purchase directors and officers liability insurance in order to limit its exposure to liability for indemnification of directors and officers.

  In addition, the Company has entered into indemnification agreements with each of its officers and directors.

  Reference is made to Sections 102(b)(7) and 145 of the DGCL in connection with the above summary of indemnification, insurance and limitation of liability.

  The purpose of this provisions is to assist the Company in retaining qualified individuals to serve as officers, directors or other Corporate Agents of the Company by limiting their exposure to personal liability for serving as such.

  The Registrant maintains an insurance policy insuring the Registrant and its directors and officers against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 16. EXHIBITS.

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
     1.1   Form of Underwriting Agreement.
     3.1   Amended and Restated Certificate of Incorporation of the Company.(1)
     3.2   Amended and Restated Bylaws of the Company.(1)
     4.1   See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated
            Certificate of Incorporation and Amended and Restated Bylaws of the
            Company defining rights of holders of Common Stock of the Company.
     5     Opinion of Powell, Goldstein, Frazer & Murphy LLP as to the legality of the securities being registered.
    23.1   Consent of Ernst & Young LLP.
    23.2   Consent of McGladrey & Pullen, LLP.
    23.3   Consent of Powell, Goldstein, Frazer & Murphy LLP is contained in its opinion filed as Exhibit 5 hereto.
    24     Power of Attorney (see signature page to this Registration
            Statement).

  --------
  (1) Incorporated herein by reference to exhibit of the same number in the Company's Registration Statement on Form S-1 (Registration No. 333-12479).

ITEM 17. UNDERTAKINGS.

  The Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction to the questions whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an annual report for an employee benefit plan pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CHEVY CHASE, STATE OF MARYLAND, ON FEBRUARY 19, 1998.

                                          Healthcare Financial Partners, Inc.

                                                /s/ Edward P. Nordberg, Jr.
                                          By: _________________________________
                                                  EDWARD P. NORDBERG, JR.
                                            Executive Vice President and Chief
                                                     Financial Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints each of JOHN K. DELANEY, ETHAN D. LEDER and EDWARD P. NORDBERG, JR., as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

         /s/ John K. Delaney           Chairman of the        February 19, 1998
-------------------------------------   Board, Chief
           JOHN K. DELANEY              Executive Officer
                                        and Director
                                        (principal
                                        executive officer)

         /s/ Ethan D. Leder            Vice Chairman of the   February 19, 1998
-------------------------------------   Board, President
           ETHAN D. LEDER               and Director

     /s/ Edward P. Nordberg, Jr.       Executive Vice         February 19, 1998
-------------------------------------   President, Chief
       EDWARD P. NORDBERG, JR.          Financial Officer
                                        and Director
                                        (principal
                                        financial officer)

              SIGNATURE                         TITLE                DATE

         /s/ Hilde M. Alter             Treasurer (principal  February 19, 1998
-------------------------------------    accounting officer)
           HILDE M. ALTER

                                        Director              February 19, 1998
-------------------------------------
            JOHN F. DEALY

                                        Director              February 19, 1998
-------------------------------------
        GEOFFREY E.D. BROOKE